As filed with the Securities and Exchange Commission on April 20, 2005
Registration No. 333-122314

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO
FORM SB-2/A
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GVI Security Solutions, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	3669 (Primary Standard Industrial Classification Code Number)	77-0436410 (I.R.S. Employer Identification Number)

2801 Trade Center Drive, Suite 120
Carrollton, Texas 75007
(972) 245-7353
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

Nazzareno E. Paciotti
Chief Executive Officer and Chief Financial Officer
GVI Security Solutions, Inc.
2801 Trade Center Drive, Suite 120
Carrollton, Texas 75007
(972) 245-7353
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:
Alison Newman, Esq.
Kronish Lieb Weiner & Hellman LLP
1114 Avenue of the Americas
New York, New York 10036
(212) 479-6000

Approximate Date of Commencement of Proposed Sale to the Public:  From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ ______________

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐ ______________

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐ ______________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box ☐.

Pursuant to Rule 429, this registration statement contains a combined prospectus that covers 27,032,941 unsold shares being carried forward from the registrant’s Registration Statement No. 333-117064 in addition to the 34,648,410 shares registered hereunder. This registration statement also constitutes Post-Effective Amendment No. 1 to Registration Statement No. 333-117064. In accordance with the undertakings of the registrant set forth in Registration Statement No. 333-117064, the registrant hereby deregisters 6,666,667 shares that were registered under Registration Statement No. 333-117064. Such shares were repurchased by the registrant from a selling stockholder, not sold under such registration statement and are not being carried forward under this registration statement. In the event that any of the shares covered by Registration Statement No. 333-117064 are resold prior to the effective date of this registration statement, such shares will not be included in the combined prospectus included herein.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND THE SELLING STOCKHOLDERS ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS

DATED APRIL 20, 2005

GVI SECURITY SOLUTIONS, INC.
61,681,351 Shares of Common Stock

This prospectus relates to the sale of up to 61,681,351 shares of our Common Stock by some of our stockholders. For a list of the selling stockholders, please see “Selling Stockholders.” We are not selling any shares of Common Stock in this offering and therefore will not receive any proceeds from this offering. We may, however, receive proceeds upon the exercise of the warrants registered for sale hereunder in the event that such warrants are exercised. All costs associated with this registration will be borne by us.

These shares may be sold by the selling stockholders from time to time in the over-the-counter market or other national securities exchange or automated interdealer quotation system on which our Common Stock is then listed or quoted, through negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices.

Our Common Stock currently trades in the over-the-counter market and is quoted on the OTC Bulletin Board under the symbol “GVIS.” On April 19, 2005, the last reported sale price of our Common Stock was $2.30 per share.

Investing in our Common Stock involves a high degree of risks. Please refer to the “Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 20, 2005.

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
RISK FACTORS	3
CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING STATEMENTS	9
USE OF PROCEEDS	9
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	10
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION	11
BUSINESS	17
MANAGEMENT	23
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	28
PRINCIPAL STOCKHOLDERS	30
SELLING STOCKHOLDERS	33
PLAN OF DISTRIBUTION	37
DESCRIPTION OF SECURITIES	39
COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	40
LEGAL MATTERS	41
EXPERTS	41
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS	41
WHERE YOU CAN FIND MORE INFORMATION	41
FINANCIAL STATEMENTS	F-1

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus and may not contain all of the information that is important to an investor. We encourage you to read this entire prospectus, including our consolidated financial statements and the notes to our consolidated financial statements completely and carefully before deciding whether to invest in our Common Stock. You should also review the other available information referred to in the section entitled “Where You Can Find More Information” on page 37

Summary of our Business

Through our subsidiaries, we provide complete video surveillance and security solutions incorporating a complete line of video surveillance, access control and detection systems to the homeland security, professional, business-to-business and retail market segments. We provide a strong combination of closed circuit televisions (CCTVs), digital video recorders (DVRs), access control, Rapid Access Portals, software systems and networking products that enhance life safety for both government agencies and the private sector. We are the exclusive distributor of video surveillance and security products for Samsung Electronics in North, Central and South America to professional end users, installers and resellers, and a major national retailer. Our full service Enterprise Solutions Group provides turnkey solutions and integrated security systems for various government, homeland security, and Fortune 500 companies.

Our customers include distributors and system integrators that specialize in video surveillance and security products and services, government agencies and private sector businesses, as well as retail outlets such as warehouse clubs, mass-market retailers and specialty electronics stores. Our technology is available to the United States Government through a General Services Administration (GSA) contract.

On December 1, 2004, we acquired Rapor, Inc. in a merger in which we issued to Rapor’s former stockholders an aggregate of 2,707,852 shares of our Common Stock and seven-year warrants to purchase an aggregate of 1,353,925 shares of our Common Stock at an exercise price of $3.04 per share. In connection with the closing of the merger, we also paid approximately $184,000 in cash, and issued 98,007 shares of Common Stock, in satisfaction of secured obligations of Rapor. Rapor designs and manufactures high security building access portals. Rapor's patented Fast TracTM Rapid Access Portal is intended for use in new, high security installations, and can also be integrated with existing access control and surveillance systems.

We operate sales and distribution centers in Dallas, Texas, New Britain, Connecticut, Mexico City, Mexico, Sao Paulo, Brazil and Bogota, Colombia.

The Company

We were incorporated in August 1996 as Thinking Tools, Inc. and were originally engaged in the software development business. From December 18, 2000 until February 20, 2004, we had no active business. On February 20, 2004, pursuant to an Agreement and Plan of Merger, we acquired all of the stock of GVI Security, Inc. in a merger, and the business of GVI Security, Inc. became our business. On April 12, 2004, we changed our name to GVI Security Solutions, Inc. and effected a one-for-65 reverse split our Common Stock.

Our executive offices are located at 2801 Trade Center Drive, Suite 120, Carrollton, Texas 75007. Our telephone number is (972) 245-7353.

THE OFFERING

Securities Offered by Selling Stockholders
61,681,351 shares of Common Stock, including 6,060,591 shares of Common Stock issuable upon exercise of warrants, 4,675,000 shares of Common Stock issuable upon conversion of convertible notes, and 3,000,000 shares that may be issued under an agreement with a distributor of ours upon the attainment of specified goals by the distributor.

Offering Price	Determined at the time of sale by the selling stockholders.

Use of Proceeds
We will not receive any proceeds from the sale of the shares of Common Stock by the selling stockholders. We intend to use the proceeds from the exercise of outstanding warrants, if any, for general corporate purposes.

Shares of Common Stock outstanding before the offering	50,125,793 shares.

Risk Factors	An investment in the Company involves significant risks and uncertainties. See “Risk Factors,” beginning on page 3.

RISK FACTORS

An investment in our Common Stock involves a high degree of risk. You should carefully consider the risks described below before deciding to purchase shares of our Common Stock. If any of the events, contingencies, circumstances or conditions described in the risks below actually occur, our business, financial condition or results of operations could be seriously harmed. The trading price of our Common Stock could, in turn, decline and you could lose all or part of your investment.

RISKS RELATED TO OUR INDUSTRY AND OUR BUSINESS

A SUBSTANTIAL PORTION OF OUR BUSINESS IS ATTRIBUTABLE TO A SINGLE SUPPLIER.

We distribute Samsung Electronics surveillance and security products in North, Central and South America under an agreement that expires on December 31, 2005 with respect to sales made by us to retailers, and August 30, 2009 with respect to sales made by us to professional users and installers. For the years ended December 31, 2004 and 2003, 68% and 74%, respectively, of our total revenues, and all of our revenues from sales in the Retail Channel, were attributable to products manufactured by Samsung. Samsung has the right to terminate the Distribution Agreement in the event we fail to purchase the minimum amount of products required to be purchased by us in a given calendar year as provided in the Distribution Agreement. Although we have relationships with other manufacturers and believe we could purchase similar products from alternative sources, we currently derive a substantial amount of our total revenues, and all of our revenues from sales in the Retail Channel, from the sale of Samsung products. Although we consider our relationship with Samsung to be good, in the event we fail to purchase the minimum amount of products required under the Distribution Agreement, if Samsung fails to perform its obligations under the Distribution Agreement or we are unable to renew our agreement with Samsung, our business, financial condition and results of operations will be materially adversely affected.

WE HAVE EXPERIENCED RECENT OPERATING LOSSES AND MAY INCUR ADDITIONAL OPERATING LOSSES IN THE FUTURE.

We incurred a net loss of approximately $7 million for the year ended December 31, 2004. The net loss is primarily attributable to the following:

•	A sales concession of approximately $800,000 we granted in the fourth quarter to a large retailer as a result of the retailer’s difficulty in selling our products.

•	The establishment of a reserve of approximately $650,000 in the fourth quarter in connection with slow-moving inventory.

•
A fourth-quarter write-down of inventory in the amount of approximately $800,000 to reflect the net realizable value of that inventory. The write-down was primarily attributable to inventory that had been returned to us and would be required to be resold as “refurbished” products.

•
Fourth quarter costs resulting from our repurchase at a loss of inventory that had been sold to distributors for sale to the Retail Channel. We were required to repurchase this inventory as a result of entering into an exclusive distribution arrangement with ESI with respect to sales to the Retail Channel, which arrangement precludes the sale of our products to the Retail Channel by distributors other than ESI.

•
Reduced sales in the fourth quarter of 2004 of a particular product to the Professional Channel. We were unable to sell this product during portions of the fourth quarter of 2004 as a result of a defect in this product. The manufacturer corrected the defect and we were able to continue selling the product at the beginning of the first quarter of 2005.

•
Public company costs and increased administrative, accounting, finance and legal costs following the merger in February 2004, and costs relating to the expansion of our business into the integrated securities solutions market.

We may incur similar costs and write-downs in the future, which together with reduced sales of higher margin products, acquisition costs and costs associated with the integration of newly acquired subsidiaries, may contribute to future operating losses.

IF WE ARE UNABLE TO RESPOND TO THE RAPID TECHNOLOGICAL CHANGES IN OUR INDUSTRY AND CHANGES IN OUR CUSTOMERS' REQUIREMENTS AND PREFERENCES, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATION COULD BE MATERIALLY ADVERSELY AFFECTED.

If we are unable, for technological, legal, financial or other reasons, to adapt in a timely manner to changing market conditions or customer requirements, we could lose customers and market share. The electronic security systems industry is characterized by rapid technological change. Sudden changes in customer requirements and preferences, the frequent introduction of new products and services embodying new technologies and the emergence of new industry standards and practices could render our existing products, services and systems obsolete. The emerging nature of products and services in the electronic security systems industry and their rapid evolution will require that we continually improve the performance, features and reliability of our products and services. Our success will depend, in part, on our ability:

•	to enhance our existing products and services;

•
to anticipate changing customer requirements by designing, developing, and launching new products and services that address the increasingly sophisticated and varied needs of our current and prospective customers; and

•	to respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

The development of additional products and services involves significant technological and business risks and requires substantial expenditures and lead time. If we fail to introduce products with new technologies in a timely manner, or adapt our products to these new technologies, our business, financial condition and results of operations will be adversely affected. We cannot assure you that even if we are able to introduce new products or adapt our products to new technologies that our products will gain acceptance among our customers. During the fourth quarter of 2004, we granted a sales concession of approximately $800,000 to a major retailer as a result of that retailer’s difficulty in selling a new product of ours. In addition, from time to time, we or our competitors may announce new products, product enhancements or technological innovations that have the potential to replace or shorten the life cycles of our products and that may cause customers to defer purchasing our existing products, resulting in inventory obsolescence.

WE MAY NOT BE ABLE TO MAINTAIN OR IMPROVE OUR COMPETITIVE POSITION BECAUSE OF STRONG COMPETITION IN THE ELECTRONIC SECURITY SYSTEMS INDUSTRY, AND WE EXPECT THIS COMPETITION TO CONTINUE TO INTENSIFY.

The electronic security systems industry is highly competitive and has become more so over the last several years as security issues and concerns have become a primary consideration at both government and private facilities worldwide. Competition is intense among a wide range and fragmented group of product and service providers, including electronic security equipment manufacturers, distributors, providers of integrated security systems, systems integrators, consulting firms and engineering and design firms and others that provide individual elements of a system. Some of our competitors are larger than us and possess significantly greater name recognition, assets, personnel, sales and financial resources. These entities may be able to respond more quickly to changing market conditions by developing new products and services that meet customer requirements or are otherwise superior to our products and services and may be able to more effectively market their products than we can because they have significantly greater financial, technical and marketing resources than we do. They may also be able to devote greater resources to the development, promotion and sale of their products than we can. Increased competition could require us to reduce our prices, result in our receiving fewer customers orders, and result in our loss of market share. We cannot assure you that we will be able to distinguish ourselves in a competitive market. To the extent that we are unable to successfully compete against existing and future competitors, our business, operating results and financial condition would be materially adversely affected.

WE DEPEND ON OUR MANUFACTURERS, SOME OF WHICH ARE OUR SOLE SOURCE FOR SPECIFIC PRODUCTS. OUR BUSINESS AND REPUTATION WOULD BE SERIOUSLY HARMED IF THESE MANUFACTURERS FAIL TO PERFORM THEIR CONTRACTUAL OBLIGATIONS TO US AND ALTERNATIVE SOURCES ARE NOT AVAILABLE.

In addition to Samsung, we have strategic relationships with a number of other manufacturers for our products. Our success depends in part on whether our manufacturers fulfill their contractual obligations satisfactorily and in a timely manner. If any of our manufacturers fail to satisfactorily perform their contractual obligations, we may be required to pursue replacement manufacturer relationships. If we are unable to find replacements on a timely basis, or at all, we may be forced to either temporarily or permanently discontinue the sale of certain products and associated services, which could expose us to legal liability, loss of reputation and risk of loss or reduced profit. Although we continually evaluate our relationships with our manufacturers and plan for contingencies if a problem should arise with a manufacturer, finding new manufacturers that offer a similar type of product would be a complicated and time consuming process and we cannot assure you that if we ever need to find a new manufacturer for certain of our products we would be able to do so on a completely seamless basis, or at all. Our business, results of operation and reputation would be adversely impacted if we are unable to provide our products to our customers in a timely manner.

WE HAVE SUBSTANTIAL INDEBTEDNESS TO LAURUS MASTER FUND SECURED BY SUBSTANTIALLY ALL OF OUR ASSETS. IF AN EVENT OF DEFAULT OCCURS UNDER THE SECURED NOTES ISSUED TO LAURUS, LAURUS MAY FORECLOSE ON OUR ASSETS AND WE MAY BE FORCED TO CURTAIL OUR OPERATIONS OR SELL SOME OF OUR ASSETS TO REPAY THE NOTES.

On May 27, 2004, we borrowed $15,000,000 from Laurus pursuant to secured promissory notes and related agreements. Our indebtedness to Laurus as of December 31, 2004 was approximately $10.2 million. The notes and agreements provide for the following events of default (among others):

•	failure to pay interest and principal when due,

•	an uncured breach by us of any material covenant, term or condition in any of the notes or related agreements,

•	a breach by us of any material representation or warranty made in any of the notes or in any related agreement,

•	any money judgment or similar final process is filed against us for more than $250,000,

•	any form of bankruptcy or insolvency proceeding is instituted by or against us, and

•	our Common Stock is suspended from our principal trading market for five consecutive days or five days during any ten consecutive days.

Upon the occurrence of an event of default under our agreements with Laurus, Laurus may enforce its rights as a secured party and we may lose all or a portion of our assets, be forced to materially reduce our business activities or cease operations.

OUR FUTURE SUCCESS DEPENDS IN PART ON ATTRACTING AND RETAINING KEY SENIOR MANAGEMENT AND QUALIFIED TECHNICAL AND SALES PERSONNEL. WE ALSO FACE CERTAIN RISKS AS A RESULT OF THE RECENT CHANGES TO OUR MANAGEMENT TEAM.

Our future success depends in part on the contributions of our management team and key technical and sales personnel and our ability to attract and retain qualified new personnel. In particular, our success depends on Nazzareno Paciotti who joined us as our Chief Executive Officer and Chief Financial Officer in February 2004 and is a party to an employment agreement with us that expires in January 2008 (subject to renewal provisions provided for in the employment agreement). There is significant competition in our industry for qualified managerial, technical and sales personnel and we cannot assure you that we will be able to retain our key senior managerial, technical and sales personnel or that we will be able to attract, integrate and retain other such personnel that we may require in the future. We also cannot assure you that our employees will not leave and subsequently compete against us. If we cannot work together effectively to overcome any operational challenges that arise during the integration process, if our new management team cannot master the details of our business and our market or if we are unable to attract and retain key personnel in the future, our business, financial condition and results of operations could be adversely affected.

WE RELY ON INDEPENDENT DEALERS AND DISTRIBUTORS TO SELL OUR PRODUCTS, AND PRIMARILY ON A SINGLE RETAILER TO SELL OUR PRODUCTS IN THE RETAIL CHANNEL. DISRUPTION TO THESE DISTRIBUTION CHANNELS WOULD HARM OUR BUSINESS.

Because we sell a significant portion of our products to independent dealers and distributors, we are subject to many risks, including risks related to their inventory levels and support for our products. In particular, our dealers and distributors maintain significant levels of our products in their inventories. If dealers and distributors attempt to reduce their levels of inventory or if they do not maintain sufficient levels to meet customer demand, our sales could be negatively impacted. Sales through ESI to a major retailer comprised 98% of our retail sales for the year ended December 31, 2004. Any reduction in sales to that retailer could negatively impact our sales. In addition, our exclusive right to sell Samsung products to that retailer expires on December 31, 2005.

Sales of our products to the Retail Channel are through a single independent distributor, ESI, with whom we entered into an exclusive arrangement in October 2004. The agreement with ESI provides for ESI to purchase products from us at a price equal to 108% of our base cost for such products so long as ESI is able to generate gross margins from the sale of the products at levels specified in the agreement. Failure of ESI to generate gross margins at or above the specified levels may reduce the price at which we are able to sell products to ESI and could negatively impact our gross margins.

Our dealers and distributors also sell products offered by our competitors. If our competitors offer our dealers and distributors more favorable terms, those dealers and distributors may de-emphasize or decline to carry our products. In the future, we may not be able to retain or attract a sufficient number of qualified dealers and distributors. If we are unable to maintain successful relationships with dealers and distributors or to expand our distribution channels, our business could suffer.

OUR BUSINESS AND REPUTATION AS A DISTRIBUTOR OF HIGH QUALITY VIDEO SURVEILLANCE AND SECURITY EQUIPMENT MAY BE ADVERSELY AFFECTED BY PRODUCT DEFECTS OR SUBSTANDARD PERFORMANCE.

We believe that we offer state-of-the art products that are reliable and competitively priced. In the event that our products do not perform to specifications, we and/or the manufacturer of such products might be required to redesign or recall those products or pay substantial damages or warranty claims. Such an event could result in significant expenses, disrupt sales and affect our reputation and that of our products. The defect in a product we sell to the Professional Channel negatively impacted our sales of this product and our gross margins during the fourth quarter of 2004. The manufacturer of this product corrected the defect and we were able to continue selling the product during the first quarter of 2005.

In addition, product defects could result in substantial product liability. Although we currently maintain product liability insurance, we cannot assure you that it is adequate or that it will remain available on acceptable terms. If we face liability claims that exceed our insurance or that are not covered by our insurance, our business, financial condition and results of operation would be adversely affected.

FAILURE TO MANAGE OUR GROWTH AND EXPANSION EFFECTIVELY COULD ADVERSELY AFFECT OUR BUSINESS.

Our ability to successfully offer our products and implement our business plan in a rapidly evolving market requires an effective planning and management process. We have increased and plan to continue to increase the scope of our operations domestically and internationally. This growth has placed, and our anticipated growth in future operations will continue to place, a significant strain on our management systems and resources. If we are unable to effectively manage our growth, our business could be adversely affected.

OUR GROWTH STRATEGY INCLUDES MAKING ACQUISITIONS IN THE FUTURE, WHICH COULD SUBJECT US TO SIGNIFICANT RISKS, ANY OF WHICH COULD HARM OUR BUSINESS.

Our growth strategy includes identifying and acquiring or investing in suitable candidates on acceptable terms. In December 2004 we completed the acquisition of Rapor, Inc. In addition, over time, we may acquire or make investments in other providers of product offerings that complement our business and other companies in the security industry.

Acquisitions involve a number of risks and present financial, managerial and operational challenges, including:

•	diversion of management's attention from running our existing business;

•	increased expenses, including travel, legal, administrative and compensation expenses resulting from newly hired employees;

•	increased costs to integrate personnel, customer base and business practices of the acquired company with our own;

•	adverse effects on our reported operating results due to possible write-down of goodwill associated with acquisitions;

•	potential disputes with sellers of acquired businesses, technologies, services or products; and

•	dilution to stockholders if we issue securities in any acquisition.

Moreover, performance problems with an acquired business, technology, product or service could also have a material adverse impact on our reputation as a whole. In addition, any acquired business, technology, product or service could significantly under-perform relative to our expectations, and we may not achieve the benefits we expect from our acquisitions. For all these reasons, our pursuit of an acquisition and investment strategy or any individual acquisition or investment, could have a material adverse effect on our business, financial condition and results of operations.

OUR PRODUCT OFFERINGS INVOLVE A LENGTHY SALES CYCLE AND WE MAY NOT ANTICIPATE SALES LEVELS APPROPRIATELY, WHICH COULD IMPAIR OUR PROFITABILITY.

Some of our products and services are designed for medium to large commercial, industrial and government facilities desiring to protect valuable assets and/or prevent intrusion into high security facilities in the United States and abroad. Given the nature of our products and the customers that purchase them, sales cycles can be lengthy as customers conduct intensive investigations and deliberate between competing technologies and providers. For these and other reasons, the sales cycle associated with some of our products and services is typically lengthy and subject to a number of significant risks over which we have little or no control.

If sales in any period fall significantly below anticipated levels, our financial condition and results of operations could suffer. In addition, our operating expenses are based on anticipated sales levels, and a high percentage of our expenses are generally fixed in the short term. As a result of these factors, a small fluctuation in timing of sales, and in particular, sales of the higher gross margin products we sell to the Professional Channel, can cause operating results to vary from period to period.

WE FACE LABOR, POLITICAL AND CURRENCY RISKS BECAUSE SAMSUNG ELECTRONICS' FACTORIES ARE LOCATED IN KOREA, AND WE MAY FACE OTHER RISKS IF WE CONTINUE TO EXPAND OUR BUSINESS INTERNATIONALLY.

Since our primary suppliers are located in Korea, we may face a number of additional risks, including those arising from the current political tension between North and South Korea. While we have not faced any problems to date, in the future, as we continue to expand our business internationally, we may face:

•	regulatory limitations imposed by foreign governments,

•	price increases due to fluctuations in currency exchange rates,

•	political, military and terrorist risks,

•	disruptions or delays in shipments caused by customs brokers or government agencies,

•	unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers, and

•	potentially adverse tax consequences resulting from changes in tax laws.

We cannot assure you that one or more of the factors described above will not have a material adverse effect on our business, financial condition and results of operation.

INVESTMENT RISKS

OUR COMMON STOCK IS THINLY TRADED ON THE OTC BULLETIN BOARD, AND WE MAY BE UNABLE TO OBTAIN LISTING OF OUR COMMON STOCK ON A MORE LIQUID MARKET.

There is currently limited volume of trading in our Common Stock and on some days there is no trading activity at all in our Common Stock. Our Common Stock is quoted on the OTC Bulletin Board, which provides significantly less liquidity than a securities exchange (such as the American or New York Stock Exchange) or an automated quotation system (such as the Nasdaq National or SmallCap Market). There is uncertainty that we will ever be accepted for a listing on an automated quotation system or securities exchange.

PENNY STOCK REGULATIONS MAY AFFECT YOUR ABILITY TO SELL OUR COMMON STOCK.

To the extent the price of our Common Stock remains below $5.00 per share, our Common Stock will be subject to Rule 15g-9 under the Exchange Act, which imposes additional sales practice requirements on broker dealers which sell these securities to persons other than established customers and accredited investors. Under these rules, broker-dealers who recommend penny stocks to persons other than established customers and "accredited investors" must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the associated risks. The additional burdens imposed upon broker-dealers by these requirements could discourage broker-dealers from effecting transactions in our Common Stock and may make it more difficult for holders of our Common Stock to sell shares to third parties or to otherwise dispose of them.

SUBSTANTIALLY ALL OF OUR AUTHORIZED SHARES OF COMMON STOCK HAVE BEEN RESERVED FOR ISSUANCE PURSUANT TO OUTSTANDING OPTIONS, WARRANTS, CONVERTIBLE NOTES AND OTHER COMMITMENTS SO THAT ANY FUTURE EQUITY FINANCING OR USE OF COMMON STOCK FOR BUSINESS ACQUISITIONS MAY REQUIRE US TO AMEND OUR CERTIFICATE OF INCORPORATION TO INCREASE OUR AUTHORIZED COMMON STOCK. YOU SHOULD EXPECT THAT WE WILL SEEK STOCKHOLDER APPROVAL OF SUCH AN AMENDMENT AT OR BEFORE OUR NEXT ANNUAL MEETING OF STOCKHOLDERS.

As of March 31, 2005, there were issued and outstanding 49,047,949 shares of Common Stock, and warrants, options and convertible notes to purchase, and commitments to issue, an aggregate of approximately 20,075,000 additional shares of Common Stock. We have a total of 75,000,000 shares of Common Stock authorized under our certificate of incorporation. The proposed issuance of approximately 5,900,000 more shares of Common Stock in addition to those currently reserved for issuance would require us to amend our certificate of incorporation to increase our authorized Common Stock and/or effect a reverse stock split. You should expect that such an amendment will be proposed for stockholder approval at or before our next annual meeting of stockholders. No decision has been made as to the size of any increase that may be sought, and no assurance can be given that any such increase will be approved by our stockholders. Failure to increase our authorized Common Stock could limit or restrict our ability to raise working capital in a future equity financing and severely limit our ability to use Common Stock for desirable business acquisitions.

FUTURE SALES OF COMMON STOCK COULD RESULT IN A DECLINE IN THE MARKET PRICE OF OUR STOCK.

Prior to the effective date of this registration statement, approximately 27,500,000 shares of our Common Stock were eligible for sale in the public market (including shares issuable to Laurus upon conversion of convertible notes and exercise of warrants). This prospectus covers an additional 34,648,410 shares of our Common Stock that may be freely offered for resale. Sales of a significant number of shares of our Common Stock in the public market could result in a decline in the market price of our Common Stock, particularly in light of the illiquidity and low trading volume in our Common Stock.

OUR DIRECTORS, EXECUTIVE OFFICERS AND PRINCIPAL STOCKHOLDERS OWN A SIGNIFICANT PERCENTAGE OF OUR SHARES, WHICH WILL LIMIT YOUR ABILITY TO INFLUENCE CORPORATE MATTERS.

Our directors, executive officers and principal stockholders beneficially owned approximately 69% of our outstanding Common Stock as of March 31, 2005. Accordingly, these stockholders could have a significant influence over the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets and also could prevent or cause a change in control. The interests of these stockholders may differ from the interests of our other stockholders. Third parties may be discouraged from making a tender offer or bid to acquire us because of this concentration of ownership.

CAUTIONARY STATEMENT CONCERNING
FORWARD-LOOKING STATEMENTS

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties and are based on the beliefs and assumptions of management and information currently available to management. The use of words such as “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” “should,” “likely” or similar expressions, indicates a forward-looking statement.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future results may differ materially from those expressed in the forward-looking statements. Many of the factors that will determine these results are beyond the ability of GVI Security Solutions to control or predict. Stockholders are cautioned not to put undue reliance on any forward-looking statements, which speak only to the date made. For those statements, GVI Security Solutions claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

For a discussion of some of the factors that may cause actual results to differ materially from those suggested by the forward-looking statements, please read carefully the information under “Risk Factors” beginning on page 3.

The identification in this document of factors that may affect future performance and the accuracy of forward-looking statements is meant to be illustrative and by no means exhaustive. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

You may rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor the sale of Common Stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these securities in any circumstances under which the offer or solicitation is unlawful.

USE OF PROCEEDS

There will be no proceeds to the Company from the sale of shares of Common Stock in this offering. However, the Company may receive up to approximately $13,055,931 upon exercise of the outstanding warrants covered by this prospectus (assuming that no warrant holder acquires shares by a “cashless” exercise). We intend to use any proceeds from the exercise of warrants for working capital purposes.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our Common Stock trades in the over-the-counter-market under the symbol “GVIS.” Prior to April 14, 2004, our Common Stock was quoted under the symbol “TSIM.” Trades in our Common Stock were reported by the OTC Bulletin Board from January 1, 2002 until June 9, 2002, and by Pink Sheets LLC from June 9, 2002 until December 13, 2004. Since December 13, 2004, trades of our Common Stock have been quoted on the OTC Bulletin Board. The following table sets forth the quarterly high and low bid prices of a share of our Common Stock as reported by the OTC Bulletin Board and Pink Sheets LLC, respectively. The quotations listed below reflect inter-dealer prices, without retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions. The prices below have not been adjusted for periods preceding April 12, 2004, the date we effected a one-for-65 reverse split of our Common Stock.

	Price
	High	Low

2003
First quarter	$0.02	$0.02
Second quarter	$0.03	$0.01
Third quarter	$0.05	$0.01
Fourth quarter	$0.10	$0.01

2004
First quarter	$0.51	$0.02
Second quarter	$32.51	$0.10
Third quarter	$6.00	$1.10
Fourth quarter	$8.00	$1.15

The number of holders of record for our Common Stock as of March 31, 2005 was approximately 165. This number excludes individual stockholders holding stock under nominee security position listings.

Dividends

We have not paid any dividends on our Common Stock since our inception and do not intend to pay any cash dividends to our stockholders in the foreseeable future. In addition, we are prohibited from paying dividends on our Common Stock under our agreements with Laurus. Nonetheless, the holders of our Common Stock are entitled to dividends when and if declared by our board of directors from legally available funds.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

From December 2000 until we acquired GVI Security, Inc. in a merger transaction on February 20, 2004, we had no active business operations. As a result of the merger, GVI Security, Inc. became our wholly-owned subsidiary, and the business of GVI Security became our business. Following the merger, on April 12, 2004, we changed our name from Thinking Tools, Inc. to GVI Security Solutions, Inc. Since the former stockholders of GVI Security, Inc. acquired a majority of our voting interests in the merger, the transaction was treated as a reverse acquisition, with GVI Security, Inc. treated as the acquirer for accounting purposes. Accordingly, the pre-merger financial statements of GVI Security, Inc. are our historical financial statements.

Through our subsidiaries, we provide complete video surveillance and security solutions incorporating a complete line of video surveillance, access control and detection systems to the homeland security, professional, business-to-business and retail market segments. We provide a strong combination of closed circuit televisions (CCTVs), digital video recorders (DVRs), access control, Rapid Access Portals, software systems and networking products that enhance life safety for both government agencies and the private sector. We are the exclusive distributor of video surveillance and security products for Samsung Electronics in North, Central and South America to professional end users, installers and resellers, and a major national retailer. Our full service Enterprise Solutions Group provides turnkey solutions and integrated security systems for various government, homeland security, and Fortune 500 companies.

On December 1, 2004, we acquired Rapor, Inc. in a merger in which we issued to Rapor’s former stockholders an aggregate of 2,707,852 shares of our Common Stock and seven-year warrants to purchase an aggregate of 1,353,925 shares of our Common Stock at an exercise price of $3.04 per share. Rapor designs and manufactures high security building access portals. Rapor's patented Fast TracTM Rapid Access Portal is intended for use in new, high security installations, and can also be seamlessly integrated with existing access control and surveillance systems.

Prior to the merger, Rapor sustained a net loss of $430,401 on revenues of $648,447 for the year ended December 31, 2003, and a net loss of $570,304 on revenues of $55,501 for the nine months ended September 30, 2004. In connection with the closing of the merger, we also paid approximately $184,000 in cash, and issued 98,007 shares of Common Stock, in satisfaction of secured obligations of Rapor.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. We believe the following critical accounting policies have significant effect in the preparation of our consolidated financial statements.

Revenue Recognition

Our primary source of revenue is from sales of our products. Sales are recognized when revenue is realized or realizable and has been earned. Our policy is to recognize revenue when risk of loss and title to the product transfers to the customer. Net sales is comprised of gross revenues less expected returns, trade discounts and customer allowances, which include costs associated with off-invoice mark-downs and other price reductions, as well as trade promotions. These incentive costs are recognized at the later of the date on which we recognize the related revenue or the date on which we offer the incentive. For those incentives that require the estimation of sales volumes or redemption rates, such as for volume rebates, we use historical experience and internal and customer data to estimate the sales incentive at the time revenue is recognized.

We allow customers to return defective products when they meet certain established criteria as outlined in our trade terms. We regularly review and revise, when deemed necessary, our estimates of sales returns based primarily upon actual returns. We record estimated sales returns as a reduction to sales, cost of sales, and accounts receivable and an increase to inventory. Returned products which are recorded as inventory are valued based upon the amount that we expect to realize upon their subsequent disposition. The physical condition and marketability of the returned products are the major factors considered by us in estimating realizable value. Actual returns, as well as realized values on returned products, may differ significantly, either favorably or unfavorably, from our estimates if factors such as customer inventory levels or competitive conditions differ from our estimates and expectations and, in the case of actual returns, if economic conditions differ significantly from our estimates and expectations.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses from customers' inability to make payments. We assess each account that is more than 90 days delinquent and other accounts when information known to us indicates amounts may be uncollectible. In order to estimate the appropriate level of the allowance, we consider such factors as historical bad debts, current customer credit worthiness, changes in customer payment patterns and any correspondence with the customer. In 2004, we experienced losses, or recorded provisions for potential losses, from customers' inability to make payments, totaling $250,000, or less than 1% of revenues. If the financial condition of our customers were to deteriorate and impair their ability to make payments, additional allowances might be required in future periods.

Inventory

Inventory is stated at the lower of cost (first-in, first-out method) or market and consists of goods held for resale and parts used for repair work. Reserves are recorded for slow-moving, obsolete, nonsellable or unusable items upon a product-level review.

Deferred Tax Asset Valuation Allowance

Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting, or according to the expected reversal date of temporary differences not related to an asset or liability for financial reporting. Also, a valuation allowance is used, if necessary, to reduce deferred tax assets by the amount of any tax benefits that are not expected to be realized in the future based on available evidence.

RESULTS OF OPERATIONS

Year 2004 compared with Year 2003

Net Revenues. Total net revenues increased 17.5% to approximately $66.2 million for the year 2004 from approximately $56.3 million in 2003. The increase was due to an increase in sales of our products in the Professional Channel, consistent with our focus to provide complete solutions for our professional customers by providing a suite of fully-integrated products. Professional Channel sales increased 45% to $36.2 million compared to $25.0 million in 2003, while sales in the Retail Channel decreased 1.9% to $30.7 million compared to $31.3 in 2003. Negatively effecting net revenues was an approximately $800,000 sales price concession granted in the fourth quarter of 2004 to a large retailer, and our repurchase of inventory in the fourth quarter of 2004, which reduced our net revenues by approximately $400,000. We were required to repurchase this inventory as a result of entering into the exclusive distribution arrangement with ESI, which precludes the sale of our products to the Retail Channel by distributors other than ESI. Additionally, we had reduced sales in the fourth quarter of 2004 of a particular product to the Professional Channel. We were unable to sell this product during portions of the fourth quarter of 2004 as a result of a defect in this product. The manufacturer corrected the defect and we were able to continue selling the product at the beginning of the first quarter of 2005.

Cost of Goods Sold. Total cost of goods sold increased 24.6% to approximately $58.2 million in 2004 from approximately $46.7 million in 2003. Contributing to this increase were the following: charges of approximately $1.6 million in connection with reserves established for slow moving inventory and write-downs of inventory to reflect net realizable value, increased revenues, and higher inbound freight costs. As a result of the changes in sales and costs of goods sold, gross profit for 2004 decreased to approximately $8.0 million from approximately $9.7 million for 2003, and gross profit as a percentage of net sales decreased to 12.2% for 2004, compared with 17.2% for 2003.

Operating Expenses. Total operating expenses increased 93% to approximately $14.8 million in 2004 from approximately $7.6 million in 2003, as follows.

Sales and Marketing. Sales and marketing expenses increased 71.4% to approximately $6.0 million in 2004 from approximately $3.5 million in 2003. The increase was primarily due to increased commissions, salaries and travel-related expenses. Contributing to the increase in salaries and travel-related expenses was approximately $925,000 relating to the formation of our Enterprise Solutions Group during 2004, which focuses on providing fully-integrated security products solutions to the Professional Channel.

General and Administrative. General and administrative expenses increased 115% to approximately $8.8 million in 2004 from approximately $4.1 million in 2003. The increase was primarily due to increased salaries and wages associated with additional hires; increased administrative, accounting, finance and legal costs associated with being a public company following our merger in February 2004, as well as costs related to our Enterprise Solutions Group and expansion into the integrated security solutions market. Also included in general and administrative expenses for 2004 is approximately $400,000 of costs associated with personnel terminations during the year.

Interest Expense. Interest expense for 2004 increased 203% to approximately $691,000 from approximately $228,000 in 2003. The increase was primarily related to increased borrowing and the amortization of increased loan origination fees during 2004 as a result of our May 2004 debt financing with Laurus Master Fund, described below.

Income Tax Expense (benefit). The provision for federal, state and local income tax benefit was approximately $413,000 for 2004, as compared to income tax expenses of approximately $536,000 for 2003. The deferred tax asset for 2004 has been reduced by approximately $2.2 million, the amount of a deferred tax valuation allowance. We established this allowance because, in light of our history, including our losses following our merger in February 2004, there is uncertainty under generally accepted accounting principles as to whether we will have future income against which we can offset our losses for 2004 to reduce our tax expense in future periods. At December 31, 2004, the Company has a net operating loss carry-forward of approximately $1.2 million. This loss will expire in 2024.

Prior to May 23, 2003, GVI was taxed under the provisions of Sub Chapter S of the Internal Revenue Code. As a Sub Chapter S corporation, GVI did not provide for or pay any Federal or certain corporate or state income taxes on its taxable income for the period from January 1, 2003 until May 2003. In May 2003, GVI lost its Sub Chapter S corporation status, and accordingly a provision was made for the payment of income taxes based on GVI's prorated taxable income for 2003.

Net Income (Loss). As a result of the items discussed above, net loss for 2004 was approximately $7.2 million, compared with net income of approximately $1.3 million for 2003.

Year 2003 Compared with Year 2002

Net Revenues. Total net revenues increased 52% to approximately $56.3 million for the year 2003 from approximately $37.1 million in 2002. The increase was due to increases in sales across the range of our products together with the introduction of several new products manufactured by both Samsung Electronics and the other manufacturers whose products we distribute.

Cost of Goods Sold. Total cost of goods sold increased 53% to approximately $46.7 million in 2003 from approximately $30.5 million in 2002. The increase was due to the increased revenue volume in addition to higher inbound freight costs and changes in our product mix. As a result of the changes in sales and costs of goods sold, gross profit for 2003 increased to approximately $9.7 million from approximately $6.6 million for 2002, and gross profit as a percentage of net sales decreased to 17.2% for 2003, compared with 17.7% for 2002.

Operating Expenses. Total operating expenses increased 49% to approximately $7.6 million in 2003 from approximately $5.1 million in 2002, as follows.

Sales and Marketing. Sales and marketing expenses increased 30% to approximately $3.5 million in 2003 from approximately $2.6 million in 2002. The increase was primarily due to increased commissions, salaries and travel-related expenses.

General and Administrative. General and administrative expenses increased 69% to approximately $4.1 million in 2003 from approximately $2.5 million in 2002. The increase was primarily due to increased salaries and wages associated with additional hires and additional provision for doubtful accounts resulting from our higher revenues.

Interest Expense. Interest expense for 2003 decreased 7% to approximately $228,000 in 2003 from approximately $244,000 in 2002. The decrease was primarily related to lower interest rates during 2003 compared with 2002.

Provision For Income Taxes. The provision for federal, state and local income taxes was approximately $536,000 for 2003 and approximately $56,000 for 2002. Prior to May 23, 2003, GVI was taxed under the provisions of Sub Chapter S of the Internal Revenue Code. As a Sub Chapter S corporation, GVI did not provide for or pay any Federal or certain corporate or state income taxes on its taxable income for the year ended December 31, 2002 and for the period from January 1, 2003 until May 2003. In May 2003, GVI lost its Sub Chapter S corporation status, and accordingly a provision was made for the payment of income taxes based on GVI's prorated taxable income for 2003.

Net Income. As a result of the items discussed above, net income for 2003 was approximately $1.3 million, compared with net income of approximately $1.1 million for 2002, an increase of 11%.

Liquidity and Capital Resources

Historically, GVI has funded its operations primarily through cash generated from operations as well as borrowings under secured revolving credit facilities.

On May 27, 2004, we closed a $15 million convertible debt financing with Laurus Master Fund, Ltd. under which we were provided with a $5 million term loan and a $10 million accounts receivable loan facility. At closing, we borrowed $5 million under the term loan and $10 million under the receivable facility, and used $10,016,000 of the proceeds to repay in full the indebtedness outstanding under our revolving credit agreement with Comerica Bank. Additional proceeds of the financing were used to increase working capital, pay closing fees to Laurus in the aggregate amount of $617,500, and pay a finder's fee in the amount of $800,000. As part of the transaction, Laurus was also issued a seven-year warrant to purchase 940,000 shares of our Common Stock at a price of $3.50 per share. We issued a similar warrant to purchase 94,000 shares of Common Stock to the finder at a price of $3.50 per share. Borrowings under the Laurus financing are secured by all of our assets.

The term loan is evidenced by a Secured Convertible Term Note and, subject to monthly adjustments as set forth below, bears interest at an initial rate per annum equal to the prime rate (as reported in the Wall Street Journal), plus two percent, subject to a floor of six percent. Interest on the term loan is payable monthly. Amortizing payments of principal on the term loan commenced September 1, 2004. Remaining monthly payments are set forth in the table below.

Period	Principal Amount
January 2005 through May 2005	$75,000 per month

June 2005 through May 2006	$150,000 per month

June 2006 through April 2007	$190,000 per month

May 2007	$435,000

The interest rate under the Term Note is subject to downward adjustment at the end of each month as follows. If at the end of the applicable month we have registered the shares of Common Stock underlying the Term Note with the SEC, interest payable on the term loan will be adjusted downward by 200 basis points (two percent) for each incremental 25 percent increase in the market price of our Common Stock, at the end of the month, in excess of the conversion price under the Term Note.

Amounts outstanding under the Term Note are convertible into Common Stock at Laurus's option at a conversion price initially equal to $2.70 per share, and currently equal to $1.91 per share. In addition, subject to (i) having an effective registration statement with respect to the shares of Common Stock underlying the Term Note, and (ii) limitations based on trading volume of the Common Stock, scheduled principal and interest payments under the Term Note will be made in shares of Common Stock valued at the conversion price. Prepayments under the Term Note are subject to a premium in the amount of 20% of the principal being prepaid.

Subject to monthly adjustments as set forth below, borrowings under the receivable facility bear interest at an initial rate per annum equal to the prime rate minus two percent. The interest rate under the receivable facility is subject to downward adjustment at the end of each month in the same manner as provided for under the Term Note. If the market price of Common Stock is below the conversion price at the end of a month, the interest rate under the receivable facility will be reset to equal the prime rate plus two percent. The receivable facility terminates, and borrowings thereunder become due, on May 27, 2007.

Amounts outstanding under the receivable facility are convertible to Common Stock at Laurus's option at a conversion price initially equal to $3.38 per share, and currently equal to $2.22 per share. To the extent we repay loans outstanding under the receivable facility and/or Laurus converts loans under the receivable facility into Common Stock, we may reborrow or make additional borrowings under the receivable facility, provided that aggregate loans outstanding under the receivable facility at any time may not exceed the lesser of $10 million or a borrowing base equal to the sum of 90% of "eligible accounts" plus 60% of "eligible inventory" (with borrowings based on eligible inventory limited to $2 million).

The conversion prices under the Term Note and the receivable facility are subject to equitable adjustment for stock splits, stock dividends and similar events, and "weighted average" adjustment for future stock issuances (other than stock issuances in specifically excepted transactions) in accordance with a formula specified under our agreements with Laurus.

The loan documents with Laurus required our Common Stock to be quoted on the NASD Over the Counter Bulletin Board by July 27, 2004, which date was extended to September 27, 2004 and further extended to December 31, 2004. In consideration for extending the deadlines we issued Laurus additional seven-year warrants to purchase an aggregate of 400,000 shares of our Common Stock at a price of $3.50 per share.

The loan documents also required us to have an effective registration statement covering the Common Stock underlying the Warrants and $10 million in principal amount of the Notes, by September 27, 2004. A registration statement covering those shares of Common Stock was not declared effective until October 15, 2004. As a result, from September 28, 2004 through October 15, 2004, the rate at which interest accrued on $10 million in principal amount of those Notes increased by 12% per annum.

From time to time we deposit cash collateral with financial institutions to secure letters of credit issued to vendors to purchase products. At December 31, 2004, we had no letters of credit outstanding.

At December 31, 2004, we had cash and cash equivalents of approximately $13.4 million, working capital of approximately $21.7 million, an outstanding balance of $4.7 million under the Laurus Term Loan, and outstanding accounts receivable loans from Laurus of approximately $5.5 million, with additional borrowing availability under such facility of approximately $3.9 million. At December 31, 2003, we had cash and cash equivalents of approximately $69,000, working capital of approximately $10.7 million, and outstanding revolving loans of approximately $8.6 million, with approximately $1.4 million of additional availability under a Credit Agreement with our prior lender.

Our December 31, 2004 balance sheet also reflects restricted cash in the amount of $10 million, which represents the portion of the proceeds of our December 2004 private placement that we were required to use to repurchase shares of Common Stock from a stockholder of ours, as described below.

Management believes that the net proceeds from the private placement we completed in December 2004 (described below), together with cash generated from operations and borrowings available under our agreements with Laurus, will be sufficient to meet our cash requirements for calendar 2005.

October 2004 Bridge Financing

On October 29, 2004, in a private placement exempt from registration under the Securities Act, we sold 23 “Units” for an aggregate purchase price of $1,150,000, to a group of five purchasers, all of whom are our affiliates. Each Unit consisted of $50,000 principal amount of 12% Subordinated Secured Promissory Notes, and the right to be issued warrants to purchase shares of our Common Stock.

The Notes were repaid in full in accordance with their terms in December 2004 upon the closing of the private placement described below. As a result of the December 2004 private placement, and in accordance with the terms of the bridge financing, for each $50,000 in principal amount of notes purchased, such purchaser was issued a five-year warrant to purchase 33,333 shares of Common Stock at an exercise price of $1.50 per share.

December 2004 Private Placement

On December 27, 2004, we completed a private placement of approximately 22,620,000 shares of Common Stock at a price of $1.50 per share, for aggregate gross consideration of $33.9 million. C.E. Unterberg, Towbin LLC acted as the financial advisor for us in the private placement and was paid a cash fee equal to seven percent of the gross proceeds from the private placement, plus its legal costs and expenses. Net cash proceeds were approximately $31.5 million, after compensation to the financial advisor and other costs of the placement.

Approximately $4.7 million of the proceeds were used to repay borrowings from Laurus Master Fund under a revolving promissory note, and $1.15 million of the proceeds were used to repay the notes issued in the October 2004 bridge financing. The holders of $600,000 in principal amount of these notes reinvested such amount in the private placement. We used an additional $10 million of the net proceeds to repurchase 6,666,667 shares of Common Stock from William A. Teitelbaum, a stockholder of the Company, pursuant to a Settlement Agreement between us and Mr. Teitelbaum entered into in October 2004. The balance of the net proceeds have been and will be used primarily for working capital, general corporate purposes and acquisitions.

The Common Stock issued in the private placement was sold to persons we reasonably believe are accredited investors, without public solicitation or advertising, and the certificates issued for the Common Stock issued in the private placement were endorsed with an appropriate restrictive legend.

In accordance with our obligations under the private placement, in January 2005 we filed a registration statement, which includes this prospectus, to register under the Securities Act the resale of the shares of Common Stock issued in the private placement. For the period from April 7, 2005 until the date the registration statement became effective, the purchasers in the private placement are entitled to liquidated damages equal to one percent per month of the aggregate purchase price paid by them in the private placement.

As a result of the closing of the private placement, we issued warrants to purchase an aggregate of 766,666 shares of Common Stock at a price of $1.50 per share to the investors in the October 2004 bridge financing, in accordance with our obligations under such financing.

BUSINESS

Overview

Through our subsidiaries, we provide complete video surveillance and security solutions incorporating a complete line of video surveillance, access control and detection systems to the homeland security, professional, business-to-business and retail market segments. We provide a strong combination of closed circuit televisions (CCTVs), digital video recorders (DVRs), access control, Rapid Access Portals, software systems and networking products that enhance life safety for both government agencies and the private sector. We are the exclusive distributor of video surveillance and security products for Samsung Electronics in North, Central and South America to professional end users, installers and resellers, and a major national retailer. Our full service Enterprise Solutions Group provides turnkey solutions and integrated security systems for various government, homeland security, and Fortune 500 companies.

Our customers include distributors and system integrators that specialize in video surveillance and security products and services, government agencies and private sector businesses, as well as retail outlets such as warehouse clubs, mass-market retailers and specialty electronics stores. Our technology is available to the United States Government through a General Services Administration (GSA) contract.

On December 1, 2004, we acquired Rapor, Inc. in a merger in which we issued to Rapor’s former stockholders an aggregate of 2,707,852 shares of our Common Stock and seven-year warrants to purchase an aggregate of 1,353,925 shares of our Common Stock at an exercise price of $3.04 per share. In connection with the closing of the merger, we also paid approximately $184,000 in cash, and issued 98,007 shares of Common Stock, in satisfaction of secured obligations of Rapor. Rapor designs and manufactures high security building access portals. Rapor's patented Fast TracTM Rapid Access Portal is intended for use in new, high security installations, and can also be integrated with existing access control and surveillance systems.

We operate sales and distribution centers in Dallas, Texas, New Britain, Connecticut, Mexico City, Mexico, Sao Paulo, Brazil and Bogota, Colombia.

Corporate History

We were incorporated in Delaware in August 1996 as Thinking Tools, Inc. Following our organization, we succeeded by merger to the business of Thinking Tools, Inc., a California corporation engaged in developing and marketing business simulation software. Changes in market conditions and lack of demand for our software products had an adverse effect on our business, results of operations and financial condition, and in April, 1999, we eliminated substantially all of our operations and terminated substantially all of our personnel.

On March 7, 2000, through a newly-formed and wholly-owned subsidiary, StartFree.com, Inc., we acquired the business and substantially all of the assets and certain of the liabilities of Tritium Network, Inc., an Internet software and service provider. StartFree was not able to generate sufficient revenues to support its operations, which we discontinued in December, 2000.

From the time we discontinued Startfree’s operations until February 20, 2004, we had no active business. On February 20, 2004, pursuant to an Agreement and Plan of Merger, GVI Security, Inc., a Delaware corporation, merged with our newly-formed wholly-owned subsidiary, GVI Security Acquisition Corp., becoming our wholly owned subsidiary, and on April 12, 2004, we changed our name to GVI Security Solutions, Inc.

Electronic Security Systems Industry

The worldwide market for security products and services is estimated at approximately $120 billion. The industry continues to see significant growth throughout the world fueled by increased fear of terrorism and crime, heightened expectation of safety in public places and institutions, and higher expectations of performance, reliability and architectural appeal. The world market is expected to continue to grow at an annual rate in excess of 10% with the primary components of this growth being electronic integrated security systems. We believe that access control and video surveillance products represent the largest components of a typical integrated security system.

Access control systems, which include turnstiles and mantraps, may utilize traditional card readers but are increasingly becoming more sophisticated, incorporating biometrics (such as iris scan, retina scan, and fingerprint and facial recognition capabilities), and badging systems for visitor control and asset tracking.

Video surveillance has undergone significant changes over the last few years, from the introduction of affordable digital cameras to the birth of digital recording. Cost effective digital video recorders (DVR) have enabled a shift from human surveillance to more sophisticated computer-driven surveillance that utilizes archiving, data mining and artificial intelligence with predictive behavior algorithms. A DVR is a computer with special interface cards that accepts camera input and converts video signals to digital data and stores this data on the hard disk drive of the computer. The benefits of the DVR are its capacity to store large volumes of data, the clarity of its pictures, the lack of distortion of images and its capability to perform rapid searches based upon certain pre-defined parameters. We believe that over the next few years we will see a full shift in the video surveillance segment of the electronic security systems industry from analog to digital equipment.

Strategies

Our objective is to provide “total solutions” for our customers and partners by providing a range of products and engineering services designed to meet the specific needs of the end user. From our simple pre-packaged suites of easy-to-install security solutions to our range of products that can be fully integrated into a comprehensive security solution, our goal is to provide our customers with excellent service and superior technology at competitive prices.

We believe that by delivering the highest levels of customer service, we can strengthen our reputation as a reliable and cost-effective provider in the electronic security systems industry and develop customer loyalty. We strive to anticipate and meet our customers’ needs by increasing the range of products and services we offer by entering into new business alliances and by pursuing acquisitions of complementary businesses enabling us to offer new products and services. Our goals include further developing our expertise and products in the digital video recording sector, access control and detection product areas, with a focus on increasing sales of our products in the Professional Channel, which typically generates higher gross margins than Retail Channel sales. Further, we intend to grow our business by expanding and diversifying our distribution channels and capitalizing on domestic and international expansion opportunities.

Our growth strategy also includes identifying and acquiring businesses engaged in similar or complementary industries. However, there can be no assurance that we will consummate any additional acquisitions or that any business we acquire will be successful. In addition, the acquisition of a business through the issuance of our securities will result in dilution to our existing stockholders.

Products and Services

We are committed to setting new standards in quality, performance and value by providing “best of breed” integrated security products. We offer a range of video surveillance and security systems to our retail and professional customers, from simple four camera observation systems that include monitors and recording devices suitable for homes and small businesses to more sophisticated products that can be used on a stand-alone basis or that can be integrated into a larger more sophisticated security system. Through Rapor, we also design and manufacture high security building access portals (controlled door systems, with substance detection options) for use in high security installations. These portals can also be integrated with existing access control and surveillance systems.

We serve the import, support, marketing, inventory, warranty and distribution needs of our customers.

Professional Products

Our objective is to provide complete security solutions for our professional customers, by providing a suite of fully-integrated products that is complemented by the extensive knowledge and expertise of our dedicated Enterprise Solutions Group. Our Enterprise Solutions Group works closely with our professional customers to assist them in submitting bids for projects, designing security systems and developing the specifications for a project. Our Enterprise Solutions Group also provides end-to-end project management, including oversight of installation and implementation of the security systems, and after-sale service and support.

We sell the following products separately and as part of our fully integrated suite of video surveillance and integrated security solutions:

•	access control

•	a full line of black and white and color cameras, which include motion detection, low light day/night and high resolution, all with systems integration capabilities

•	a range of waterproof and weather resistant cameras

•	high speed, remote controlled, dome and pinhole cameras and casings

•	a complete range of lenses

•	a range of black and white, color, plasma and flat screen monitors

•	real time and time lapse videocassette and digital recorders and hard disk recorders

•	digital watchdog ATM/point of service transaction verification software

•	standalone digital recorders

•	video transmission equipment

•	digital processors (quads and multiplexers), switchers and video management systems

•	digital video recording software

We rely on original equipment manufacturer relationships for a number of our standard products. In some instances, we purchase products that meet our specifications from a manufacturer and distribute these products under the GVITM label. When assembly of our products is required, it is done in our Dallas, Texas facility, or in the case of our access portals, in Connecticut.

Consumer Products

As the cost of CCTV products decline, small businesses and homeowners in increasing numbers are installing security surveillance systems to replace or supplement conventional alarm systems. The consumer products market consists of end users who purchase systems and install them on their own. Our consumer products include a broad range of pre-packaged CCTV security solutions. Our CCTV solutions range from simple four camera observation systems with monitor and recording devices, to more sophisticated systems that rely on switching with many cameras and monitoring points. Our CCTV products offered to consumers through the retail channel include options such as black and white or color monitors and varying camera counts. Our CCTV products address the typical acquisition, transmission, viewing, storage and retrieval of video images needs of the consumer, and encompass the integration of all the standard components necessary to supply a complete security solution to an end user.

Access Portals

Rapor's patented Fast TracTM Rapid Access Portal units are intended for use in new, high security installations, and can also be seamlessly integrated with existing access control and surveillance systems. The Fast TracTM unit controls access to secure areas through bi-folding doors with infrared sensors that can open or remain open for authorized personnel, and close or remain closed when necessary to prevent unauthorized access. We believe that the Fast TracTM portal offers reliable security while allowing a more efficient flow of traffic than competing portal designs such as turnstiles, mantraps and revolving doors. Screening and monitoring functions can be added to the portal in a modular form to include a variety of metal and drug detection options. To date, Rapor’s Fast TracTM portal has been installed in airports, manufacturing facilities and office buildings.

Customer Support

We believe that our ability to establish and maintain long-term relationships with our customers and differentiate ourselves from the competition depends significantly on the strength of our customer support operations and staff. We offer customer support to both our retail and our professional customers. We operate customer support centers in Dallas, Texas, New Britain, Connecticut, Mexico City, Mexico, Sao Paulo, Brazil, and Bogota, Colombia and also utilize a number of independent service providers in the other territories that we service.

Distribution and Marketing

We believe that our dual distribution channels enable us to reach a broad range of potential customers with products and services targeted to meet their needs and to increase our exposure across the market. We believe that we provide our customers with functional solutions with superior performance at competitive prices across both of our distribution channels.

Professional Channel. We offer a wide range of products and services through local, regional and national system integrators and distributors who resell our products to professional security providers. System integrators, on their own, or with the assistance of our Enterprise Solutions Group utilize our products to develop and install a fully integrated security suite for end users. Our Enterprise Solutions Group will engineer and deliver integrated security solutions to end users including airports, sea ports, military installments, high security federal installations, Fortune 500 companies, casino, gaming and institutional end users. For the years ended December 31, 2004 and 2003, 55% and 44%, respectively, of our revenues were generated through sales in our Professional Channel.

We also utilize regional sales executives who often support sales across all of our product and service offerings. We use a combination of our internal sales force and independent representatives to sell our products to dealers and systems integrators.

Retail Channel. We also offer our products and services through warehouse clubs, mass-market retailers and specialty electronics stores including Sam’s Club, Costco, CompUSA, Wal-Mart, Fry’s Electronics and J & R Music & Computer World. Through retailers we offer a pre-packaged suite of easy-to-install CCTV systems that are suitable for homes and small businesses. We also maintain a technical support hotline for all of our retail customers. For the years ended December 31, 2004 and 2003, approximately 45% and 56%, respectively, of our revenues were generated through sales in our Retail Channel. Sales through our distributor to a major national retailer comprised approximately 98% and 96%, respectively, of these retail sales for the years ended December 31, 2004 and 2003. Our agreement with Samsung to distribute its products to this retailer expires December 31, 2005.

Alliance Agreement with ESI. The products we distribute to the Retail Channel are distributed by us pursuant to an alliance with E&S International Enterprises, Inc. (ESI), a distributor of consumer electronics and appliances, under a new agreement we entered into with ESI in October 2004. Under this agreement, ESI is our exclusive distributor to retailers of consumer security products purchased by us from manufacturers. ESI purchases these products from us at an initial price equal to 108% of the base cost to us, subject to downward adjustment if ESI’s gross margins fall below certain specified levels. We are responsible for all warranty obligations with respect to these products, including servicing and supporting such products. In addition, ESI is obligated to pay us an amount in respect of consumer security products it purchases from other distributors, initially equal to 8% of the base cost of such products, so as minimize any incentive ESI may have to purchase these products other than through us. The agreement is for an initial term of three years and will automatically renew for one-year periods unless ESI provides notice to us at least 90-days prior to the then end of the term of its intention not to renew, subject to early termination rights of ESI.

In connection with our entering this agreement, we agreed to issue ESI warrants to purchase 3,000,000 shares of our Common Stock at a price of $1.50 per share. In addition, ESI may be issued up to an additional 3,000,000 shares of our Common Stock upon attaining certain goals provided for in the agreement.

Competition

We believe that the range of our product and service offerings and our distribution channels enable us to compete favorably in the market for the security products and services that we offer. However, some of our competitors have greater name recognition, longer operational histories and greater financial, marketing and managerial resources than we do.

The key factors which drive competition in the video surveillance and security industry are merchandising, price, quality, product performance, ease of integration and customer service and support.

Competition in the Professional Sector

There are a number of distributors of highly sophisticated, technologically advanced security components. Very few of these distributors, however, offer fully integrated security suites that can be customized to meet the specific needs of the end user. We believe that we have distinguished ourselves in this market by providing our professional customers with superior levels of customer service and by giving them the flexibility to choose between purchasing our products separately or utilizing the expertise and knowledge of our Enterprise Solutions Group to design and implement a fully integrated customized security suite for their end users using our products. Our main competitors in the professional sector are Pelco and Panasonic.

Competition in the Retail Sector

The market for video surveillance and security systems components is highly competitive and includes a wide range of electronics companies, each proficient at supplying a certain component of a CCTV, but only a few of these companies have developed a pre-packaged integrated security system. At this time, we believe our main competitor in this sector is Strategic Vista, which sells products under the Lorex and Sylvania brands. We believe that we have distinguished ourselves in the retail market by the quality of our merchandising and the range of features our products offer relative to their prices.

Competition for Portals

A number of companies provide a wide range of access control products, such as optical turnstiles, mechanical turnstiles and mantraps, which compete with our access portals. We believe that our patented Fast TracTM Rapid Access Portal, which can remain open for authorized personnel, allows a more efficient flow of traffic than competing portal designs and products.

Strategic Relationships

We are party to a Distribution Agreement with Samsung Electronics pursuant to which Samsung has given us the exclusive right to sell, market, lease, license and distribute Samsung security products throughout North, Central and South America, until December 31, 2005 with respect to sales made to two particular national retailers and one particular regional retailer, and until August 30, 2009 with respect to sales made to professional users and installers. The Distribution Agreement requires us to purchase minimum amounts of products for distribution to the professional sector as set forth below:

Calendar Year	Volume Requirement

2005	$22 Million
2006	$28 Million
2007	$35 Million
2008	$43 Million
2009	$52 Million

In the event we fail to purchase the minimum amounts required above, Samsung may immediately terminate the Distribution Agreement. If we breach any other provision of the Distribution Agreement, Samsung may terminate the Distribution Agreement upon 180 days notice if we fail to cure the breach during the 180-day period following such notice. Under the Distribution Agreement, we retain the right to develop and/or independently sell and market security products which are similar to or competitive with Samsung’s products and to enter into similar distribution agreements with third parties in the event Samsung does not provide us with similar products to distribute at comparable prices.

For the years ended December 31, 2004 and 2003, 68% and 74%, respectively, of our total revenues, and all of our revenues from sales in the Retail Channel, were attributable to products manufactured by Samsung. Although we consider our relationship with Samsung to be good, in the event we fail to purchase the minimum amount of products required under the Distribution Agreement, if Samsung fails to perform its obligations under the Distribution Agreement or we are unable to renew our agreement with Samsung, our business, financial condition and results of operations will be materially adversely affected.

The products we purchase from Samsung for sale in the Retail Channel are distributed under our alliance with ESI described above. We are also a party to distribution arrangements with other high technology manufacturers who supply us with other products such as digital video recorders, and internet and networking products.

Intellectual Property

Rapor is the owner of patent number 5,845,692 issued on December 8, 1998. The patent describes Rapor’s Fast TracTM portal as a Rapid Access Portal that utilizes a rapid access door system which allows authorized individuals passage through the doors and blocks the entry of unauthorized individuals, rerouting them to unsecured areas. We also have several pending trademark applications for “GVI” in connection with the products we sell.

Employees

As of December 31, 2005, we had approximately 54 full-time employees. None of our employees are represented by a labor union or are subject to collective-bargaining agreements. We believe that we maintain good relationships with our employees.

Properties

We currently lease approximately 58,850 square feet of office and warehouse space in Carrollton, Texas under a lease agreement which expires in September 2009. In the opinion of our management, the leased properties are adequately insured. Our existing properties are in good condition and suitable for the conduct of our business.

Legal Proceedings

We are not party to any material pending legal proceedings.

MANAGEMENT

Directors and Executive Officers

The following table sets forth our directors and executive officers, their ages and the positions they hold:

Name	Age	Position

Howard Safir	63	Chairman of the Board of Directors
Nazzareno Paciotti	59	Chief Executive Officer, Chief Financial Officer and Director
Richard J. Berman	62	Director
Fredrick W. Gluck	69	Director
Bruce Galloway	47	Director
Joseph R. Rosetti	71	Director
Moshe Zarmi	67	Director

HOWARD SAFIR has served as one of our directors and as Chairman of our Board of Directors since February 2004. Since December 2001 Mr. Safir has been Chairman and Chief Executive Officer of SafirRosetti, an investigative and security firm owned by Omnicom Group, Inc. Prior to that time, Mr. Safir was Vice Chairman of IPSA International, a provider of investigative and security consulting services. From 1996 to 2000, Mr. Safir served as Police Commissioner of New York City. Mr. Safir began his law enforcement career in 1965 as a special agent assigned to the New York office of the Federal Bureau of Narcotics, a forerunner of the Drug Enforcement Administration (DEA). From 1977 to 1978, Mr. Safir served as Assistant Director of the DEA. In 1994, Mr. Safir became New York City's 29th Fire Commissioner. Mr. Safir is currently a director of Verint Systems, Inc., a provider of analytic software-based solutions for communications interception, networked video security and surveillance, and business intelligence.

NAZZARENO PACIOTTI has served as our Chief Executive and Chief Financial Officer since February 2004. He has also served as one of our directors since February 2004. From December 2001 to February 2004, Mr. Paciotti was the President and Chief Operating Officer of Pinkerton Consulting & Investigations Division, a global provider of security consulting, investigations and business risk services. Prior to joining Pinkerton, Mr. Paciotti was Chief Financial Officer of Kroll, Inc. from July 1992 to December 2001.

RICHARD J. BERMAN has served as one of our directors since February 2004. Since 2000, Mr. Berman has been Chairman of the board of directors of Candidate Resources, Inc., a private human resources company that delivers services over the Web. Mr. Berman is also currently the chairman of a private financial services company that delivers its services over the Web. From 1998 to 2000, Mr. Berman was chairman of the board of directors and chief executive officer of Internet Commerce Corporation, an e-commerce business-to-business service provider. From 1982 to 1998, Mr. Berman was President of the American Acquisitions Company, a privately-held merchant banking firm, and from 1983 to 1993, Chairman of the board of directors of Prestolite Battery Company of Canada. From 1975 to 1982, Mr. Berman served in various executive positions at Banker's Trust Company, including as Senior Vice President responsible for managing the mergers and acquisitions and private equity groups of Banker's Trust. Mr. Berman is currently a director of Dyadic International, Inc., a biotechnology company, International Microcomputer Software, Inc., a software company, Internet Commerce Corporation, an internet supply chain company, NexMed, a life sciences company, and MediaBay, Inc., a distributor of audio books and classic radio programs.

BRUCE GALLOWAY has served as one of our directors since February 2004. Mr. Galloway is currently a managing member of Galloway Capital Management, as well as a managing director of Burnham Securities, a New York-based investment bank, positions he has held since November 1992. From 1990 to 1992, Mr. Galloway was a senior vice president at the global investment bank, Oppenheimer & Company. Mr. Galloway is currently the Chairman of International Microcomputer Software, Inc., Command Security Corporation, a provider of security guard and aviation screening services, and Datametrics Corporation, a military contractor based in Orlando, Florida. Mr. Galloway also serves as a director of Forward Industries, Inc.

FREDERICK W. GLUCK has served as one of our directors since October 1994. Mr. Gluck joined McKinsey & Company, Inc. in 1967 and served as Managing Director of McKinsey from 1988 to 1994. After retiring from McKinsey in June 1995, Mr. Gluck joined Bechtel Group, Inc. ("Bechtel"), an engineering, construction and project management company. From January 1996 to July 1998, Mr. Gluck served as Vice Chairman and Director of Bechtel. In 1998 he retired from Bechtel and rejoined McKinsey as a special consultant to the firm until July 2003. Mr. Gluck is also a director of HCA Corporation and Amgen Inc.

JOSEPH R. ROSETTI has served as one of our directors since February 2004. Since December 2001, Mr. Rosetti has served as the President of SafirRosetti, an investigative and security firm owned by Omnicom Group, Inc. From 1987 to 2000 Mr. Rosetti was the Vice Chairman of Kroll Associates. As Vice Chairman he had responsibility for Corporate Security/Crisis Management, which provides industry and professional organizations with preventive measures to combat corporate and financial crimes. From October 2000 to November 2001, Mr. Rosetti was a Senior Vice President at IPSA International, Inc., a provider of investigative and security consulting services. From 1971 to 1987 he was the Director of Worldwide Security for IBM. Mr. Rosetti held government positions prior to joining IBM in the U.S. Internal Revenue Service and the U.S. Department of Justice and was the Chief Accountant for Marriott Mr. Rosetti is also the Chairman and a director of MediaBay, Inc., a retailer of spoken audio and nostalgia products.

MOSHE ZARMI has served as one of our directors since January 1998 and was President and Chief Executive Officer from that time until February 2004. Mr. Zarmi has 30 years experience, primarily in high technology industries. From February 1993 to January 1997, Mr. Zarmi was the Chief Executive Officer of Geotest, a leading Automated Test Equipment company based in Southern California. His extensive business experience includes a tenure at Israel Aircraft Industries, where he held various positions in finance and administration, as well as head of US marketing and sales.

Audit Committee Financial Expert

The Board of Directors has determined that Mr. Berman and Mr. Rosetti are “audit committee financial experts,” as such term is defined in Item 401(e) of Regulation S-B, and are independent as defined in rule 4200(a)(15) of the listing standards of the National Association of Securities Dealers.

Executive Compensation

Summary Compensation Table

The following table sets forth for the periods indicated the compensation we and our subsidiaries paid to Nazzareno E. Paciotti, our Chief Executive Officer and Chief Financial Officer, and Thomas Wade, who was an executive officer of ours during 2004 but who is no longer employed by us. We had no employees and did not pay any compensation in the fiscal years ended December 31, 2003 and December 31, 2002. For information about the compensation we paid to an entity controlled by Howard Safir, our Chairman of the Board, see “Chairman Compensation.”

		Annual Compensation	Long-Term Compensation

Name and Principal Positions	Year	Salary ($)	Securities Underlying Options
Nazzareno E. Paciotti Chief Executive Officer and Chief Financial Officer	2004	174,247(1)	250,000

Thomas Wade(2) President and Chief Operating Officer	2004	214,795(3)	1,975,020(4)

(1)	Represents salary from February 17, 2004 through December 31, 2004. Mr. Paciotti’s annual base salary during 2004 was $200,000.

(2)
Mr. Wade resigned as President and Chief Operating Officer on June 23, 2004, and his employment with us was terminated effective September 30, 2004 pursuant to a Mutual Separation Agreement described below.

(3)	Represents salary from February 20, 2004 through September 30, 2004. Mr. Wade’s annual base salary during 2004 was $350,000.

(4)	These options were issued pursuant to the terms of the Merger Agreement pursuant to which GVI Security, Inc. merged with us becoming our wholly-owned subsidiary.

Option Grants in Fiscal 2004

The following table summarizes stock options that were granted to the above named executive officers during 2004. For information about stock options granted to Howard Safir, our Chairman of the Board, see “Other Board Compensation.”

Name	Number of Securities Underlying Options Granted	Percentage of Total Options Granted to Employees in 2004	Exercise Price	Expiration Date

Nazzareno E. Paciotti	250,000	8.1%	$2.60	02/17/2014

Thomas Wade	1,975,020	64.3%	$0.3185	01/19/2005(1)

(1)	Mr. Wade’s employment with us was terminated pursuant to a Mutual Separation Agreement entered into on October 19, 2004. Pursuant to the terms of his option agreement, the option expires three months after termination. Mr. Wade exercised these options in full in 2005.

Aggregated Option Exercises in Fiscal 2004 and FY-End Option Values

The following table contains information about options exercised by our named executive officers during 2004 and the option values as of December 31, 2004.

Name	Shares Acquired on Exercise	Value Realized	Number of Shares Underlying Unexercised Options at at FY-End (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at FY-End ($) Exercisable/Unexercisable(1)

Nazzareno E. Paciotti	—	—	62,500/187,500	$71,875/$215,625

Thomas Wade	—	—	1,975,020/0(2)	$6,777,281/0
_______________

(1)	The value has been determined based on the closing price of our Common Stock on the OTC Bulleting Board on December 30, 2004, which was $3.75.

(2)	Pursuant to the Mutual Separation Agreement with Mr. Wade, upon his termination, all unvested options became exercisable. Mr. Wade exercised these options in full in 2005.

Employment Contracts; Termination of Employment and Change-in-Control Arrangements

Employment Agreement with Executive Officer

We have entered into an Executive Employment Agreement, dated as of January 24, 2005, with Nazzareno E. Paciotti, our Chief Executive Officer and Chief Financial Officer. The Employment Agreement provides for an initial three-year term of employment as our Chief Executive Officer and Chief Financial Officer. The agreement automatically renews for additional one-year terms unless terminated by either party at least 60 days before the expiration of the then current term. Under the terms of the Employment Agreement, Mr. Paciotti receives an annual base salary of $275,000 during the first year of the term of the agreement, $300,000 during the second year of the term of the agreement and $375,000 thereafter. Mr. Paciotti is also entitled to receive an incentive bonus in accordance with the terms of our Management Incentive Plan as it may then be in effect. No such plan is currently in effect.

In the event that Mr. Paciotti’s employment is terminated as a result of his death, permanent disability or for cause, we will pay him his accrued and unpaid base salary through the date of termination plus any accrued vacation pay and unreimbursed expenses. If Mr. Paciotti’s employment is terminated without cause, we will pay him (1) an amount equal to his accrued and unpaid salary through the date of termination, plus any accrued vacation pay and any unreimbursed expenses and any incentive bonus then earned but not already paid, (2) a pro-rated portion of any incentive bonus he would have otherwise been entitled to under our Management Incentive Plan (if any), (3) an amount equal to the greater of six months of his then-current salary, or the salary he would have earned had he stayed employed by us through the remainder of the term of the agreement (payable in equal bi-monthly installments over the relevant period), and (4) medical insurance coverage for the duration of the period over which he receives the bi-monthly payments under (3).

Mr. Paciotti is prohibited under his employment agreement from copying, using or disclosing any of our Proprietary Information (as defined in the agreement) during the term of his employment and for a period of ten years thereafter and has assigned to us all rights to any inventions he develops during his employment that pertain directly or indirectly to our business or that are developed during work time or using our materials or facilities.

Mr. Paciotti is also prohibited from competing with us and directly or indirectly soliciting any of our customers, suppliers, licensees, licensors and employees during the term of the agreement and for a period of 12 months thereafter. During the 12-month period following the term of the agreement, Mr. Paciotti will be entitled to payments of $10,000 per month in consideration of complying with these prohibitions.

Separation Agreement with Thomas Wade

On October 19, 2004, we, our subsidiary, GVI Security Inc., and Thomas Wade entered into a Mutual Separation Agreement whereby the parties mutually agreed to the termination of Mr. Wade’s employment with our subsidiary. Prior to his termination, Mr. Wade was the beneficial holder of approximately 8.7% of our Common Stock and was the President of our subsidiary, and prior to June 23, 2004, was a director of ours and our President and Chief Operating Officer. In accordance with Mr. Wade’s employment agreement, and pursuant to the Mutual Separation Agreement, Mr. Wade is entitled to receive severance payments equal to one year of his annual base salary of $350,000. In addition, for a period of one-year, Mr. Wade will continue to receive a car allowance of $800 per month, an unaccounted for expense reimbursement of $1,200 per month, and medical benefits. We also agreed that Mr. Wade’s options to purchase 1,975,020 shares of our Common Stock vested in full. Mr. Wade exercised these options in full in 2005. Mr. Wade has agreed to release us in full from any and all claims and to continue to be bound by all the terms of his employment agreement.

Director Compensation

With the exception of Mr. Safir, the Chairman of our Board of Directors, our directors do not receive any cash compensation for their service on the Board of Directors. Our directors are reimbursed for actual out-of-pocket expenses incurred by them in connection with their attendance at meetings of the Board of Directors.

Chairman Compensation

We have entered into an agreement dated as of February 17, 2004 with November Group, Ltd. Mr. Safir is the Chairman, Chief Executive Officer and principal of November Group. The agreement provides that November Group will provide us with advice, consultation and assistance over an initial term of three years and for a fee of $600,000, payable in equal monthly installments over the term of the agreement. In the event that we terminate the agreement for a reason other than a “good reason” (as defined in the agreement), we will be required to pay November Group a termination fee of one half of the entire remaining fee. In addition, upon a change in control, as defined in the agreement, the entire fee shall become due and owing.

November Group is prohibited under the agreement from copying, using or disclosing any of our Proprietary Information (as defined in the agreement) during the term of the agreement and for a period of two years thereafter and has assigned to us all rights to any inventions it develops during the term of the agreement that pertain directly or indirectly to our business or that are developed during work time or using our materials or facilities. November Group is also prohibited from directly or indirectly soliciting any of our customers, suppliers, licensees, licensors and employees during the term of the agreement and for a period of two years thereafter.

Other Board Compensation

On February 17, 2004, each of our Directors was granted a stock option under our 2004 Long-Term Incentive Plan to purchase shares of our Common Stock at an exercise price of $2.60 per share. The stock options have a ten year term and vest in four equal installments over a three-year period that began on the date of issuance. Each of Messrs. Berman, Galloway and Gluck was granted a stock option to purchase 300,000 shares of our Common Stock. Each of Messrs. Rosetti and Paciotti was granted a stock option to purchase 250,000 shares of our Common Stock. Mr. Zarmi was granted a stock option to purchase 150,000 shares of our Common Stock. Mr. Safir was granted a stock option to purchase 500,000 shares of our Common Stock. In addition, at that time we granted options to purchase an aggregate of 550,000 shares of our Common Stock to directors who have since resigned, of which options to purchase 137,500 shares of Common Stock were vested at the time of resignation and are currently exercisable.

On January 6, 2005, each of our Directors was granted a stock option under our 2004 Long-Term Incentive Plan to purchase shares of our Common Stock at an exercise price of $1.50 per share. The stock options have a ten year term and vest in three equal installments over a two-year period that began on the date of issuance. Each of Messrs. Berman, Galloway and Rosetti was granted a stock option to purchase 47,500 shares of our Common Stock. Each of Messrs. Gluck and Zarmi was granted a stock option to purchase 22,500 shares of our Common Stock. Mr. Paciotti was granted a stock option to purchase 375,000 shares of our Common Stock, and Mr. Safir was granted a stock option to purchase 275,000 shares of our Common Stock.

Stock Option Plan

In March 2004, our stockholders approved our 2004 Long-Term Incentive Plan, reserving 5,939,913 (after giving effect to the subsequent one-for-65 reverse split) shares of our Common Stock for issuance thereunder. The Plan provides for the grant of options and other awards to our employees, officers, directors and consultants. The Plan authorizes the Board of Directors to issue incentive stock options (“ISOs”) as defined in Section 422(b) of the Internal Revenue Code of 1986, as amended, stock options that do not conform to the requirements of that Code section (“Non-ISOs”), stock appreciation rights (“SARs”), restricted stock, stock awards and other stock based awards. Directors who are not employees of the Company may only be granted Non-ISOs.

The Plan is administered by the Compensation Committee of the Board of Directors. The Compensation Committee has the authority to select those employees, officers, directors and consultants whose performance it determines significantly promotes the Company’s success to receive discretionary awards under the Plan, grant the awards, interpret and determine all questions of policy with respect thereto and adopt rules, regulations, agreements and instruments deemed necessary for its proper administration.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In November 2000, in consideration of advances made by Thinking Technologies, L.P. to us, Technologies was issued a Demand Convertible Grid Note in the principal amount of up to $1,000,000, bearing interest at the rate of 10% per year. The Note was subsequently transferred by Technologies to Europa International Inc. Fred Knoll, a director of ours until December 31, 2004, is the principal of Knoll Capital Management, L.P., which is both the general partner of Technologies, and the investment manager for Europa. Principal and interest outstanding under the Note was originally convertible into shares of our Common Stock at a price of $0.375 per share (before giving effect to the one-for-65 reverse stock split), and in February 2001, the Note was amended to change the conversion price to $0.12 per share (before giving effect to the one-for-65 reverse stock split). On January 4, 2002, in consideration of Technologies’ agreement not to demand payment on the Note for a period of six months, the Board of Directors approved a resolution further reducing the conversion price of the Note, so that upon conversion, the Note would convert into 80% of our outstanding Common Stock on a fully-diluted basis. At December 31, 2003, the amount outstanding under the Note was approximately $1,317,000 consisting of principal of $1,000,000 and interest of $317,000.

During the years ended December 31, 2003 and 2002, we also received advances approximating $75,000 each year from Europa. These loans accrued interest at 10% per annum and were due upon demand. Through December 31, 2003, approximately $14,000 for interest had accrued on the loans.

Immediately prior to the GVI merger, and as a condition thereto, Europa exchanged the Note and all of our other indebtedness to Europa, for 10,000 shares of our Series D Convertible Preferred Stock. The shares of Series D Preferred Stock subsequently converted into an aggregate of 1,187,983 shares of our Common Stock on April 12, 2004 when we filed an amendment to our Certificate of Incorporation increasing our authorized number of shares of Common Stock to 75,000,000 and effecting a one-for-65 reverse split of our Common Stock.

In connection with the GVI merger, the former stockholders of GVI were issued an aggregate of 1,000,000 shares of our Series E Preferred Stock. Each share of Series E Preferred Stock converted into approximately 28.2 shares of our Common Stock when we filed the amendment to our Certificate of Incorporation increasing our authorized number of shares of Common Stock to 75,000,000 and effecting a one-for-65 reverse split of our Common Stock, so that the shares of Series E Preferred Stock issued in the GVI merger converted into an aggregate of 28,214,587 shares of our Common Stock, constituting approximately 95% of our shares of Common Stock outstanding immediately after the GVI merger.

The two largest stockholders of GVI prior to the GVI merger were William Teitelbaum, who owned approximately 47.8% of GVI’s Common Stock, and GVI Acquisition LLC, which owned approximately 38.3% of GVI’s Common Stock. As a result of the GVI merger (1) Teitelbaum was issued 13,493,932 shares of our Common Stock (post-split), constituting approximately 45.6% of our then outstanding shares of Common Stock (assuming the conversion of all other shares of our preferred stock then outstanding) and (ii) GVI Acquisition LLC was issued 10,795,145 shares of our Common Stock (post-split), constituting approximately 36.5% of the outstanding shares of our Common Stock then outstanding (assuming the conversion of all other shares of our preferred stock then outstanding).

GVI Acquisition LLC is a California limited liability company, whose sole managers, Fred Knoll and David Weiner, were directors of ours until December 31, 2004 and January 4, 2005, respectively. Prior to the GVI merger, Mr. Knoll was also our Chairman. The sole members of GVI Acquisition LLC are Woodman Management Corporation, which has a 74.9% membership interest in GVI Acquisition LLC, and Europa, which has a 25.1% membership interest in GVI Acquisition LLC. Mr. Weiner controls Woodman and is its sole stockholder. Mr. Knoll is the principal of Knoll Capital Management, L.P., which is the investment manager for Europa.

In the normal course of business, we have sold products to a company principally owned by Mr. Teitelbaum. During 2004 and 2003, we made sales in the amounts of $3,587 and $299,846, respectively, to this company. At December 31, 2004 no amounts were due from this company.

On February 18, 2004, we entered into a consulting agreement with Europa pursuant to which Europa agreed to provide consulting services to us with respect to our financial affairs, capitalization and the elimination of certain liabilities listed on our balance sheet as of September 30, 2003. As consideration for these services, we will pay Europa 93% of the amount of the liabilities eliminated from our balance sheet (other than as a result of our repayment of a liability) up to a maximum of $195,000. The agreement has a term of eighteen months and may be terminated at any time by Europa.

On March 31, 2004, our Chief Executive Officer and affiliates of two of our former directors, David Weiner and Fred Knoll, provided us with an aggregate of $159,000 of subordinated convertible loans to fund short-term capital requirements. Such loans bore interest at a rate of 10% per annum and were repaid in full on June 29, 2004.

In August 2004 we entered into a six-month Services Agreement with Rapor pursuant to which Rapor provided us with technical and engineering support services in connection with our sales of integrated security solutions products. In consideration for these services, we paid Rapor $38,000 per month and reimbursed Rapor for certain documented expenses. The Services Agreement was terminated when we consummated the merger with Rapor.

In October 2004 we entered into a Settlement Agreement and General Release with William Teitelbaum, who was a founder of GVI Security Inc. and its Chairman until May 22, 2003. Pursuant to the Settlement Agreement, in consideration for 650,000 shares of our Common Stock, Mr. Teitelbaum released us from any claims with respect to a warrant he alleged had been issued to him by GVI Security, Inc., which, following the GVI merger in February 2004, would have entitled him to purchase 4,030,637 shares of our Common Stock for nominal consideration. In addition, on January 5, 2005, pursuant to our obligations under the Settlement Agreement and as a result of the private placement we completed in December 2004, we repurchased from Mr. Teitelbaum 6,666,667 shares of our Common Stock for a cash purchase price of $10 million ($1.50 per share). Mr. Teitelbaum is subject to a lock-up provision under that agreement which prohibits him from selling any shares of our Common Stock for a period of 15 months following the repurchase.

On October 19, 2004, we, our subsidiary, GVI Security Inc., and Thomas Wade entered into a Mutual Separation Agreement whereby the parties mutually agreed to the termination of Mr. Wade’s employment with our subsidiary. Prior to his termination, Mr. Wade was the beneficial holder of approximately 8.7% of our Common Stock and was the President of our subsidiary, and prior to June 23, 2004, was a director of ours and our President and Chief Operating Officer. In accordance with Mr. Wade’s employment agreement, Mr. Wade will be entitled to receive severance payments equal to one year of his annual base salary of $350,000. In addition, for a period of one-year, Mr. Wade will continue to receive a car allowance of $800 per month, an unaccounted for expense reimbursement of $1,200 per month, and medical benefits. We have also agreed that Mr. Wade’s options to purchase 1,975,020 shares of our Common Stock shall vest in full. These options were exercised in 2005. Mr. Wade has agreed to release us in full from any and all claims and to continue to be bound by all the terms of his employment agreement.

On October 29, 2004, in a private placement exempt from registration under the Securities Act, we sold 23 “Units” for an aggregate purchase price of $1,150,000, to a group of five purchasers, all of whom are our affiliates. Each Unit consisted of $50,000 principal amount of 12% Subordinated Secured Promissory Notes, and the right to be issued warrants to purchase shares of the Company’s Common Stock. The Notes were repaid in full in accordance with their terms in December 2004 upon the closing of a private placement. As a result of our December 2004 private placement, and in accordance with the terms of the bridge financing, for each $50,000 in principal amount of notes purchased, such purchaser was issued a five-year warrant to purchase 33,333 shares of Common Stock at an exercise price of $1.50 per share. The purchasers of the Units were (i) an entity controlled by Howard Safir, our Chairman of the Board, (ii) Nazzareno E. Paciotti, a director and our Chief Executive Officer, (iii) a limited partnership of which Joseph Rosetti, a director of ours, is the principal, (iv) a corporation wholly-owned by David Weiner, a director of ours until January 4, 2005, and (v) an equity fund managed by Fred Knoll, a director of ours until December 31, 2004. Each purchaser of Units was paid a closing fee equal to one percent (1%) of the purchase price paid by such purchaser for the Units.

Pursuant to the terms of the Subscription Agreements under which the Units were sold, we granted “piggy back” registration rights with respect to the shares of Common Stock issuable upon exercise of the Warrants and the right to demand registration of such shares at any time after 180 days following the issuance of the Warrants.

As a result of the closing of the December 2004 private placement, we issued warrants to purchase an aggregate of 766,666 shares of Common Stock at a price of $1.50 per share to the investors in the October 2004 bridge financing, in accordance with our obligations under such financing.

On December 1, 2004, we acquired Rapor, Inc. in a merger in which we issued to Rapor’s former stockholders an aggregate of 2,707,852 shares of our Common Stock and seven-year warrants to purchase an aggregate of 1,353,925 shares of our Common Stock at an exercise price of $3.04 per share. In connection with the closing of the merger, we also paid approximately $184,000 in cash, and issued 98,007 shares of Common Stock, in satisfaction of secured obligations of Rapor. Joseph Rosetti, one of our directors, was a director of Rapor prior to the merger. Mr. Rosetti was also the direct holder of approximately 12% of Rapor’s outstanding common stock, and a principal partner in a partnership, established for the benefit of members of his family, that held approximately 7.5% of Rapor’s outstanding common stock. In accordance with the terms of the merger, as former stockholders of Rapor, Mr. Rosetti was issued 346,060 shares of Common Stock and warrants to purchase 135,787 shares of Common Stock, and the partnership was issued 208,998 shares of Common Stock and warrants to purchase 104,499 shares of Common Stock.

PRINCIPAL STOCKHOLDERS

The following table sets forth information known to the Company with respect to the beneficial ownership of Common Stock held of record as of April 15, 2005, by (1) all persons who are owners of 5% or more of our Common Stock, (2) each of our named executive officers (see “Summary Compensation Table”), (3) each director, and (3) all of our executive officers and directors as a group. Unless otherwise indicated, each of the stockholders can be reached at our principal executive offices located at 2801 Trade Center Drive, Suite 120, Carrollton, Texas 75006.

	SHARES BENEFICIALLY OWNED[1]
	Number	Percent (%)
Beneficial Owners of more than 5% of Common Stock (other than directors and executive officers)
Europa International, Inc. [2]	9,106,497	18.2%
William Teitelbaum [3]	7,477,265	14.9%
GVI Acquisition, LLC [4]	3,030,130	6.0%
Laurus Master Fund, Ltd. [5]	5,895,917	10.5%[5]
Thomas Wade[6]	3,462,287	6.9%
Fred Knoll [7]	9,892,151	19.6%
David Weiner [8]	6,182,397	12.2%
The Pinnacle Fund, L.P. [9]	4,000,000	8.0%
Southwell Partners, L.P. [10]	3,333,333	6.6%
Reid S. Walker G. Stacy Smith[11]	3,333,334	6.6%

Directors and Executive Officers
Howard Safir [12]	408,333	*
Richard Berman [13]	165,833	*
Bruce Galloway [14]	175,352	*
Nazzareno Paciotti [15]	316,666	*
Joseph Rosetti [16]	969,490	1.9%
Frederick Gluck [13]	161,116	*
Moshe Zarmi [17]	131,539	*
All directors and executive officers as a group (seven persons) [18]	2,328,329	4.5%

_____________________
*	Less than 1%.

1
Gives effect to the shares of Common Stock issuable upon the exercise of all options exercisable within 60 days of April 15, 2005 and other rights beneficially owned by the indicated stockholders on that date. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned. Percentage ownership is calculated based on 50,125,793 shares of the Common Stock outstanding as of April 15, 2005. All information is based upon information furnished by the persons listed, contained in filings made by them with the SEC or otherwise available to the Company.

2
Includes 3,030,130 shares of Common Stock beneficially owned by GVI Acquisition, LLC, of which Europa International, Inc. has a 25.1% membership interest (see note 3 below). Europa’s address is P.O. Box 146, Road Town, Tortola, British Virgin Islands. Fred Knoll is the principal of Knoll Capital Management, L.P., which manages Europa’s investments.

3	Mr. Teitelbaum’s address is 4 Winston Court, Dix Hills, NY 11746.

4
The address of GVI Acquisition LLC is 3940 Laurel Canyon Blvd., Suite 327, Studio City, California 91604. Europa and Woodman Management Corporation are the sole members, and Fred Knoll and David Weiner are the sole managers, of GVI Acquisition LLC. Mr. Weiner is the sole director and stockholder of Woodman.

5
Consists of (i) 2,303,665 shares of Common Stock which may be acquired upon conversion of a convertible term note at a conversion price of $1.91 per share, (ii) 2,252,252 shares of Common Stock which may be acquired upon conversion of a convertible note at a conversion price of $2.22, and (iii) 1,340,000 shares of Common Stock which may be acquired upon exercise of warrants at an exercise price of $3.50 per share. Does not include shares of Common Stock that may be acquired upon conversion of interest and fees payable under convertible notes. The convertible notes, warrant and related agreements contain provisions which restrict the ability of Laurus to acquire in excess of 4.99% of our outstanding shares of Common Stock. Laurus’s address is 825 Third Avenue, 14th Floor, New York, New York 10022.

6	Thomas Wade’s address is 3145 Devonshire, Plano, Texas 75206.

7
Includes (i) 9,106,497 shares of Common Stock beneficially owned by Europa (see note 2); (ii) currently exercisable options to purchase 46,007 shares of Common Stock, (iii) 72,981 shares of Common Stock (including 13,742 shares issuable upon exercise of warrants) beneficially owned by Thinking Technologies, L.P., and (iv) 333,333 shares of Common Stock, and warrants to purchase 333,333 shares of Common Stock, held by Knoll Capital Fund II. Fred Knoll is the principal of Knoll Capital Management, L.P., which is the general partner of Thinking Technologies and the investment manager of Knoll Capital Fund II. Mr. Knoll’s address is c/o Knoll Capital Management, LP, 200 Park Avenue, Suite 3900, New York, New York 10166.

8
Includes (i) 3,030,130 shares of Common Stock beneficially owned by GVI Acquisition LLC, of which Mr. Weiner is a manager and indirectly holds a 74.9% membership interest (see note 4 above), (ii) 2,768,934 shares of Common Stock owned by Woodman Management Corporation, of which Mr. Weiner is the sole director and stockholder, (iii) 50,000 shares of Common Stock that may be purchased upon exercise of currently exercisable stock options, and (iv) 333,333 shares of Common Stock that may be purchased upon exercise of warrants held by W-net, Inc., of which David Weiner is the sole stockholder.

9	The address of The Pinnacle Fund, L.P. is 4965 Preston Park Blvd., Suite 240, Plano, Texas 75093.

10	The address of Southwell Partners, L.P. is 1901 North Akard, 2nd Floor, Dallas, Texas 75201.

11
Includes 180,641 shares of Common Stock held by Walker Smith Capital, L.P. (“WSC”), 848,542 shares of Common Stock held by Walker Smith Capital (Q.P.), L.P. (“WSCQP”), 1,137,484 shares of Common Stock held by Walker Smith International Fund, Ltd. (“WS International”), 328,227 shares of Common Stock held by WS Opportunity Fund, L.P. (“WSO”), 374,487 shares of Common Stock held by WS Opportunity Fund (Q.P.), L.P. (“WSOQP”), and 463,953 shares of Common Stock held by WS Opportunity Fund International, Ltd. (“WSO International”). WS Capital, L.L.C. (“WS Capital”) is the general partner of WS Capital Management, L.P. (“WSC Management”). WSC Management is the general partner of WSC and WSCQP and the investment manager and agent and attorney-in-fact for WS International. WSV Management, L.L.C. (“WSV”) is the general partner of WS Ventures Management, L.P. (“WSVM”). WSVM is the general partner of WSO and WSOQP and the investment manager and agent and attorney-in-fact for WSO International. Reid S. Walker and G. Stacy Smith are principals of WS Capital and WSV. The address for all of these persons is 300 Crescent Court, Suite 880, Dallas, Texas 75201.

12
Includes (i) 341,667 shares of Common Stock that may be purchased upon exercise of currently exercisable stock options, (ii) 33,333 shares of Common Stock that may be purchased upon exercise of warrants held by the November Group Ltd., of which Howard Safir is the Chairman and principal member, and (iii) 33,333 shares of Common Stock held by the November Group Pension Plan.

13	Consists solely of shares of Common Stock that may be purchased upon exercise of currently exercisable stock options.

14
Includes (i) 3,134 shares of Common Stock held directly, (ii) 3,308 shares of Common Stock held by the Bruce Galloway IRA, (iii) 3,077 shares owned by Jacombs Investments, Inc., of which Mr. Galloway is the principal shareholder and President, and (iv) 165,833 shares of Common Stock that may be purchased upon exercise of currently exercisable stock options.

15	Includes 250,000 shares of Common Stock that may be purchased upon exercise of currently exercisable stock options, and 33,333 shares of Common Stock that may be purchased upon exercise of warrants.

16
Includes (i) 140,833 shares of Common Stock that may be purchased upon exercise of currently exercisable stock options, (ii) 135,787 shares of Common Stock that may be purchased upon exercise of warrants, (iii) 208,998 shares of Common Stock held by Crystal Lakes, L.P., and (iv) 137,832 shares of Common Stock that may be purchased upon exercise of warrants held by Crystal Lakes. Mr. Rosetti is the principal partner of Crystal Lakes.

17	Consists solely of shares of Common Stock that may be purchased on conversion and exercise of options and warrants. Mr. Zarmi’s address is 215 Frankel Boulevard, Merrick, New York 11566.

18	Includes Messrs. Safir, Berman, Galloway, Paciotti, Rosetti, Gluck, and Zarmi.

SELLING STOCKHOLDERS

The following is a list of the selling stockholders who own or who have the right to acquire the 61,648,351 shares of Common Stock covered by this prospectus. Up to 6,060,591 shares are issuable upon exercise of warrants held by the selling stockholders. As set forth below and elsewhere in this prospectus, some of these selling stockholders hold or within the past three years have held, a position, office or other material relationship with us or our predecessors or affiliates.

The following table sets forth information concerning the selling stockholders, including the number of shares currently held and the number of shares offered by each selling shareholder.

	Before Offering			After Offering
Name of Selling Stockholder	Number of Shares Owned(1)	Percentage Owned (2)	Number of Shares Offered(3)	Number of Shares Owned (4)	Percentage Owned (4)

Laurus Master Fund, Ltd (5)	5,895,917 (5)	10.5%	5,615,000(5)	280,917	*
Thomas Wade(6)	3,462,287	6.9%	2,384,443	1,077,844	2.2%
William Teitelbaum(7)	7,477,265	14.9%	6,827,265	650,000	1.3%
GVI Acquisition, LLC(8)	3,030,130	6.0%	3,030,127	3	*
Shaun Kim	245,345	*	245,345	0	*
Stephen Wade	858,705	1.7%	858,705	0	*
Richard Paladino	60,836	*	60,836	0	*
FBO Charles Jones IRA (9)	306,681	*	306,681	0	*
Europa International, Inc. (8)	6,076,367	12.1%	6,076,367	0	*
Thinking Technologies, LP(10)	59,238	*	59,238	0	*
Woodman Management Corporation (8)	2,768,934	5.5%	2,768,934	0	*
The Pinnacle Fund, L.P.	4,000,000	8.0%	4,000,000	0	*
Southwell Partners, L.P.	3,333,333	6.6%	3,333,333	0	*
Atlas Capital (Q.P.), LP	1,429,334	2.9%	1,429,334	0	*
Gryphon Master Fund, LP	1,333,334	2.7%	1,333,334	0	*
Walker Smith International Fund, Ltd.	1,137,484	2.3%	1,137,484	0	*
SF Capital Partners Ltd.	1,000,000	2.0%	1,000,000	0	*
Shea Ventures, LLC	1,000,000	2.0%	1,000,000	0	*
Walker Smith Capital (QP), LP	848,542	1.7%	848,542	0	*
Atlas Capital Management, LP	704,000	1.4%	704,000	0	*
Westpark Capital, LP	666,667	1.3%	666,667	0	*
Cordillera Fund, LP	500,000	1.0%	500,000	0	*
GSSF Master Fund. LP	500,000	1.0%	500,000	0	*
Sandor Capital Master Fund, LP	500,000	1.0%	500,000	0	*
WS Opportunity Fund International, Ltd.	463,953	*	463,953	0	*
George Weiss Associates, Inc. Profit Sharking Plan	400,000	*	400,000	0	*
WS Opportunity Fund (QP), LP	374,487	*	374,487	0	*
Flyline Holdings, LTD	360,500	*	360,500	0	*
C.E. Unterberg, Towbin Capital Partners I, LP (11)	333,334	*	333,334	0	*
Knoll Capital Fund II (12)	666,666	1.4%	666,666	0	*
Precept Capital Master Fund, G.P.	333,333	*	333,333	0	*
WS Opportunity Fund, LP	328,227	*	328,227	0	*
Ritchie Maple Trading, Ltd.	306,166	*	306,166	0	*
Incline capital, LP	300,000	*	300,000	0	*

	Before Offering			After Offering
Name of Selling Stockholder	Number of Shares Owned(1)	Percentage Owned (2)	Number of Shares Offered(3)	Number of Shares Owned (4)	Percentage Owned (4)

Bristol Investment Fund Ltd.	200,000	*	200,000	0	*
DKR Soundshore Oasis Holding Fund Ltd.	250,000	*	250,000	0	*
Contra Offshore Partners, Ltd	225,300	*	225,300	0	*
Northwood Capital Partners, LP	200,000	*	200,000	0	*
Walker Smith Capital, LP	180,641	*	180,641	0	*
Insignia Partners, LP	150,000	*	150,000	0	*
Kensington Partners, LP	143,145	*	143,145	0	*
Alpha Capital	75,000	*	75,000	0	*
Crown Investment Partners, LP	70,000	*	70,000	0	*
Valor Holdings, Inc.	66,700	*	66,700	0	*
TCMP 3 Partners	66,667	*	66,667	0	*
Vicis Capital Master Fund	66,667	*	66,667	0	*
Basso Multi-Strategy Holding Fund LTD	59,250	*	59,250	0	*
Cabernet Partners, LP	50,000	*	50,000	0	*
The Kircher Family Trust dtd 3/24/04, Steven C. Kircher Trustee	50,000	*	50,000	0	*
William H. Hedden & Sandra L. Hedden, TTEES Hedden Family Trust	50,000	*	50,000	0	*
Contra Partners, LP	41,300	*	41,300	0	*
November Group Pension Plan(13)	33,333	*	33,333	0	*
November Group Ltd.(13)	33,333	*	33,333	0	*
Nazzareno E. Paciotti(14)	316,666	*	66,666	250,000	*
Chardonney Partners, LP	30,000	*	30,000	0	*
Robert A. Berlacher & Julie T. Berlacher TBE	25,000	*	25,000	0	*
VFT Special Ventures Ltd	25,000	*	25,000	0	*
Robert A. Berlacher IRA Bear Sterns Sec Corp As Cust	20,000	*	20,000	0	*
Basso Private Opportunity Holding Fund LTD	15,750	*	15,750	0	*
Bald Eagle Fund, Ltd	6,855	*	6,855	0	*
1937 Webster Trust f/b/o H.U. Harris, Jr., c/o Henry U. Harris, Jr.	61,577	*	61,577	0	*
Altobello Family L.P. (15)	185,299	*	185,299	0	*
James Baker	69,685	*	69,685	0	*
Jane C. Beck	29,304	*	29,304	0	*
Joseph Block	5,275	*	5,275	0	*
David J. Boisvert	10,965	*	10,965	0	*
Jeremiah S. Burns, Jr.	76,681	*	76,681	0	*
Central Connecticut State University	14,242	*	14,242	0	*
Connecticut Development Authority	127,988	*	29,981	98,007	*
Crystal Lakes, L.P. (16)	313,498	*	313,498	0	*
Caroline C. deChazal	36,336	*	36,336	0	*
Michael Dumnich	7,341	*	7,341	0	*

	Before Offering			After Offering
Name of Selling Stockholder	Number of Shares Owned(1)	Percentage Owned (2)	Number of Shares Offered(3)	Number of Shares Owned (4)	Percentage Owned (4)

David Epstein	486,004	*	486,004	0	*
Estate of Horace Beck	5,934	*	5,934	0	*
Fabrizio Agency Retirement Plan	13,187	*	13,187	0	*
Anthony Fabrizio	39,560	*	39,560	0	*
Jennifer Fox	9,026	*	9,026	0	*
Daniel Goldman	9,026	*	9,026	0	*
Corinne Halliday	9,026	*	9,026	0	*
Henry U. Harris, III	37,208	*	37,208	0	*
Peter W. Harris	187,463	*	187,463	0	*
HVS Boxers, LLC	290,410	*	290,410	0	*
Carl Kellem	111,678	*	111,678	0	*
Elizabeth Kellem	28,290	*	28,290	0	*
Jules Kroll	105,493	*	105,493	0	*
Samuel Lieberman	177,406	*	177,406	0	*
Brian H. Magee & Karen E. Magee JT Ten.	949	*	949	0	*
Nathan H. Magida	80,415	*	80,415	0	*
Richard Mainey	65,627	*	65,627	0	*
Jay Malcynsky	2,622	*	2,622	0	*
Leonard R. Meyers	13,187	*	13,187	0	*
Mitz Zhu Yan LLC	38,053	*	38,053	0	*
John Neuman	9,890	*	9,890	0	*
Michael Neuman	81,896	*	81,896	0	*
Kathleen Perry	949	*	949	0	*
Kathleen Rhoads	791	*	791	0	*
Joseph R. Rosetti (16)	622,660	1.3%	481,827	140,833	*
Paul Rosetti (17)	9,026	*	9,026	0	*
Richard Rosetti(17)	112,889	*	112,889	0	*
David Samuel	51,601	*	51,601	0	*
Adam Sappern	39,899	*	39,899	0	*
Donald Sappern	13,187	*	13,187	0	*
Scan-Optics, Inc.	58,285	*	58,285	0	*
Ronald P. Schmucker	18,637	*	18,637	0	*
Stanley Seligson	60,658	*	60,658	0	*
Edward Sheldon	9,216	*	9,216	0	*
Edward Sheldon Revocable Trust	38,241	*	38,241	0	*
Joel Smilow	415,764	*	415,764	0	*
Southport Investment Ventures, LLC	17,816	*	17,816	0	*
Arnold Suresky	73,633	*	73,633	0	*
Leonard Vignola	7,326	*	7,326	0	*
Edward W. & Elizabeth M. Ziegler JT WROS	9,494	*	9,494	0	*
W-Net, Inc.(18)	333,333	*	333,333	0	*
E&S International Enterprises, Inc.(19)	6,000,000	10.9%	6,000,000	0	*

_______________________
* Less than 1%.

(1)	Includes shares of Common Stock that the selling stockholder has the right to acquire beneficial ownership of within 60 days.

(2)	Based on 50,125,793 shares of Common Stock issued and outstanding on April 15, 2005.

(3)	This table assumes that each selling stockholder will sell all shares offered for sale by it under this registration statement. Stockholders are not required to sell their shares.

(4)	Assumes that all shares of Common Stock registered for resale by this prospectus have been sold.

(5)
Details of the transaction under which Laurus purchased our securities are provided under “Liquidity and Capital Resources.” Consists of 2,303,665 shares of Common Stock which may be acquired upon conversion of the outstanding principal under a convertible term note, 2,252,252 shares of Common Stock which may be acquired upon conversion of the outstanding principal under a convertible “minimum borrowing” note, and 1,340,000 shares of Common Stock which may be acquired upon exercise of warrants at an exercise price of $3.50 per share. We are not registering the shares of Common Stock issuable upon exercise of warrants to purchase 400,000 shares of Common Stock. In addition to the shares currently beneficially owned by Laurus, we are registering 119,083 shares that may be issued in payment of interest, fees and penalties that may be due on the term note and the minimum borrowing note.

(6)
Mr. Wade was the President of our subsidiary GVI Security, Inc. until September 2004, and was one of our directors and our President and Chief Operating Officer from the date of the merger until June 23, 2004.

(7)
Mr. Teitelbaum was a founder of GVI Security Inc. and was its Chairman until May 22, 2003. As disclosed above in more detail under “Certain Relationships and Related Transactions,” pursuant to a Settlement Agreement and Mutual Release we issued to Mr. Teitelbaum 650,000 shares of our Common Stock in settlement of certain claims he had against us, and pursuant to that agreement, we repurchased 6,666,667 shares of Common Stock held by Mr. Teitelbaum for $10 million in cash.

(8)
GVI Acquisition, LLC is a California limited liability company, whose sole managers, Fred Knoll and David Weiner, were directors of ours until January 4, 2005. Prior to the GVI merger, Mr. Knoll was also our Chairman. The sole members of GVI Acquisition, LLC are Woodman Management Corporation, which has a 74.9% membership interest in GVI Acquisition, LLC, and Europa, which has a 24.1% membership interest in GVI Acquisition, LLC. Mr. Weiner controls Woodman and is its sole stockholder and director. Mr. Knoll is the principal of Knoll Capital Management, L.P., which is the investment manager for Europa. The shares listed in this table as being owned by Europa include only the shares owned directly by it and not those shares it may be deemed to beneficially own as a member of GVI Acquisition, LLC, and the shares listed in this table as being owned by Woodman include only the shares owned directly by it and not those shares it may be deemed to beneficially own as a member of GVI Acquisition, LLC. See also “Certain Relationships and Related Transactions.”

(9)	Michael Jones is the Co-President and Chief Operating Officer of our subsidiary GVI Security, Inc

(10)	Fred Knoll, a director of ours until December 31, 2004, is the principal of Knoll Capital Management, L.P., which is the general partner of Thinking Technologies, L.P.

(11)	C.E. Unterberg, Towbin Capital Partners I, LP is an affiliate of C.E. Unterberg, Towbin LLC, which acted as the financial advisor for us in our December 2004 the private placement.

(12)	Fred Knoll is the principal of Knoll Capital Management, L.P., the investment manager of Knoll Capital Fund II.

(13)	Howard Safir, our Chairman of the Board, is the principal of The November Group, Ltd.

(14)	Nazzareno E. Paciotti is our Chief Executive Officer and our Chief Financial Officer.

(15)	Dan Altobello, a principal partner of this partnership, was previously a director of ours and, prior to the merger of Rapor, Inc. with a subsidiary of ours, he was a director Rapor.

(16)
As disclosed above in “Certain Relationships and Related Transactions,” Mr. Rosetti, a director of ours, was a director of Rapor prior to the merger. Mr. Rosetti is also the principal partner of Crystal Lakes, L.P., a partnership, established for the benefit of members of his family. Prior to the Rapor merger, Mr. Rosetti was the direct holder of approximately 12% of Rapor’s outstanding common stock, Crystal Lakes was the holder of approximately 7.5% of Rapor’s outstanding common stock. In accordance with the terms of the merger, as former stockholders of Rapor, Mr. Rosetti was issued 346,060 shares of Common Stock and warrants to purchase 135,787 shares of Common Stock, and Crystal Lakes was issued 208,998 shares of Common Stock and warrants to purchase 104,499 shares of Common Stock. The shares listed in this table as being owned by Mr. Rosetti include only the shares owned directly by him and not those shares he may be deemed to beneficially own as the principal partner of Crystal Lakes.

(17)	Paul Rosetti and Richard Rosetti are children of Joseph Rosetti. Joseph Rosetti disclaims beneficial ownership of the shares of Common Stock held by Paul Rosetti and Richard Rosetti.

(18)	David Weiner, our former director, is the sole stockholder of W-Net, Inc.

(19)	As disclosed in more detail above under “Distribution and Marketing” E&S International is our exclusive distributor of consumer security products to the retail channel.

PLAN OF DISTRIBUTION

We are registering the shares of Common Stock on behalf of the selling stockholders. As used in this prospectus, “selling stockholders” includes the pledges, donees, transferees or others who may later hold the selling stockholders’ interests. We have agreed to pay the costs and fees of registering the shares, but the selling stockholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the shares, including attorneys’ fees.

The stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	broker-dealers may agree with the stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the stockholders may arrange for other brokers dealers to participate in sales. Broker-dealers may receive commissions or discounts from the stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The stockholders may from time to time pledge or grant a security interest in some or all of the shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of stockholders to include the pledgee, transferee or other successors in interest as stockholders under this prospectus.

The stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

The Company is required to pay all fees and expenses incident to the registration of the shares. The Company has agreed to indemnify the stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Lock-up Provisions

Approximately 22,800,000 shares of the Common Stock covered by this prospectus are subject to a lock-up provision under which the holders of such shares are prohibited from selling more than 4% of the total number of shares of Common Stock being offered by them under this prospectus in any 90-day period or at a price less than $2.75 per share. The holders of approximately 12,000,000 shares of Common Stock covered by this lockup have also agreed with the investors in the December 2004 private placement not to sell such shares at prices less than $2.75 per share until the date that is 30 days following the effectiveness of the registration statement which includes this prospectus.

Other selling stockholders beneficially holding 4,061,776 shares of our Common Stock covered by this prospectus are subject to a separate lock-up provision under which they are prohibited from selling more than 4% of the total number of shares of Common Stock being offered by them under this prospectus in any 90-day period. These lock-up provisions (other than the lock-up provisions entered into in favor of the investors in the December 2004 private placement) may be amended with the consent of the respective holders of a majority of the shares of Common Stock subject to these lock-up provisions.

In addition, Mr. Teitelbaum, who holds 7,477,265 shares of our Common Stock covered by this prospectus, is subject to a lock-up provision which prohibits him from selling any shares of our Common Stock until March 5, 2006.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 78,000,000 shares, consisting of 75,000,000 shares of Common Stock, par value $0.001 per share, and 3,000,000 shares of preferred stock, par value $0.001 per share. Our board of directors may designate the rights and preferences of additional series of preferred stock. Preferred stock could be used, under certain circumstances, as a way to discourage, delay or prevent a takeover of the Company. See “Anti-Takeover Provisions.” As of April 15, 2005, we had 50,125,793 shares of Common Stock issued and outstanding.

Common Stock

Under our Certificate of Incorporation, shares of our Common Stock are identical in all respects, and each share entitles the holder to the same rights and privileges as are enjoyed by other holders and is subject to the same qualifications, limitations and restrictions as apply to other shares.

Holders of our Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of our Common Stock do not have cumulative voting rights. Accordingly, subject to voting rights of holders of any preferred stock that may be issued, holders of a plurality of our Common Stock present at a meeting at which a quorum is present are able to elect all of the directors eligible for election. The holders of a majority of the voting power of our issued and outstanding capital stock constitutes a quorum.

The holders of our Common Stock are entitled to dividends when and if declared by our board of directors from legally available funds. The holders of our Common Stock are also entitled to share pro rata in any distribution to stockholders upon the Company’s liquidation or dissolution.

None of the shares of our Common Stock:

•	have preemptive rights;

•	are redeemable;

•	are subject to assessments or further calls;

•	have conversion rights; or

•	have sinking fund provisions.

Preferred Stock

We are currently authorized to issue 3,000,000 shares of preferred stock in one or more series. Our board of directors may determine the terms of additional series of preferred stock at the time of issuance without action by our stockholders. The terms of any issuance of preferred stock may include:

•	voting rights, including the right to vote as a series on particular matters, which could be superior to those of our Common Stock;

•	preferences over our Common Stock as to dividends and distributions in liquidation;

•	conversion and redemption rights, including the right to convert into shares of our Common Stock; and

•	sinking fund provisions.

Anti-Takeover Provisions

Certain anti-takeover provisions in our Certificate of Incorporation may make a change in control of the Company more difficult, even if a change in control would be beneficial to our stockholders. In particular, our board of directors will be able to issue up to 3,000,000 shares of preferred stock with rights and privileges that might be senior to our Common Stock, without the consent of the holders of our Common Stock, and has the authority to determine the price, rights, preferences, privileges and restrictions of the preferred stock. Although the ability to issue preferred stock may provide us with flexibility in connection with possible acquisitions and other corporate purposes, this issuance may make it more difficult for a third party to acquire a majority of our outstanding voting stock.

Transfer Agent

The transfer agent for our Common Stock is Continental Stock Transfer & Trust Company, located at 17 Battery Place, New York, NY 10002. Continental Stock Transfer & Trust Company’s telephone number is (212) 509-4000.

COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our certificate of incorporation provides that we shall indemnify our directors and officers to the fullest extent permitted by Delaware law and that none of our directors will be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to the Company or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law;

•	under section 174 of the Delaware General Corporation Law for the unlawful payment of dividends; or

•	for any transaction from which the director derives an improper personal benefit.

These provisions require the Company to indemnify its directors and officers unless restricted by Delaware law and eliminate the Company’s rights and those of its stockholders to recover monetary damages from a director for breach of his fiduciary duty of care as a director except in the situations described above. The limitations summarized above, however, do not affect the Company’s ability or that of its stockholders to seek non-monetary remedies, such as an injunction or rescission, against a director for breach of his fiduciary duty.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL MATTERS

The validity of the shares of Common Stock being offered hereby will be passed upon for us by Kronish Lieb Weiner & Hellman LLP, New York, New York.

EXPERTS

The consolidated financial statements at December 31, 2004 included in and made a part of this document have been audited by Mercadien, P.C., independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The financial statements of GVI Security Inc., the predecessor business of GVI Security Solutions, Inc., for the year ended December 31, 2003 included in and made a part of this document have been audited by Weaver and Tidwell, L.L.P., independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The financial statements of Rapor, Inc. at December 31, 2003 and 2002 included in and made a part of this document have been audited by Kellogg & Andelson Accountancy Corporation, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

We have not changed or had any material disagreements with our independent accountants within the last two fiscal years. However, since the merger was a reverse acquisition and GVI Security, Inc. was the acquirer for accounting purposes, the pre-acquisition financial statements of GVI Security, Inc. are now our historical financial statements, and those financial statements were audited by Weaver and Tidwell, L.L.P.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC’s public reference rooms in Washington D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

We have filed a registration statement on Form SB-2 under the Securities Act with the SEC covering the Common Stock to be offered by the selling stockholders. As permitted by the rules and regulations of the SEC, this document does not contain all information set forth in the registration statement and exhibits thereto, all of which are available for inspection as set forth above. For further information, please refer to the registration statement, including the exhibits thereto. Statements contained in this document relating to the contents of any contract or other document referred to herein are not necessarily complete, and reference is made to the copy of that contract or other document filed as an exhibit to the registration statement or other document, and each statement of this type is qualified in all respects by that reference.

No person is authorized to give any information or make any representation not contained in this document. You should not rely on any information provided to you that is not contained in this document. This prospectus does not constitute an offer to sell or a solicitation of an offer to purchase the securities described herein in any jurisdiction in which, or to any person to whom, it is unlawful to make the offer or solicitation. Neither the delivery of this document nor any distribution of shares of Common Stock made hereunder shall, under any circumstances, create any implication that there has not been any change in our affairs as of any time subsequent to the date hereof.

FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
GVI Security Solutions, Inc.
Carrollton, Texas

We have audited the balance sheet of GVI Security Solutions, Inc. and Subsidiaries as of December 31, 2004, and the related statements of operations, stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GVI Security Solutions, Inc. and Subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Mercadien, P.C.
Hamilton, New Jersey

March 28, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of GVI Security Solutions, Inc.

We have audited the accompanying statements of operations, stockholders’ equity, and cash flows of GVI Security, Inc., the predecessor business of GVI Security Solutions, Inc., for the year ended December 31, 2003. All 2003 shareholders’ equity share and per share amounts in the financial statements give retroactive effect to the reverse merger of GVI Security, Inc. with Thinking Tools, Inc. as described in the notes to the financial statements. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of GVI Security, Inc., the predecessor business of GVI Security Solutions, Inc., for the year ended December 31, 2003, after giving retroactive effect to the reverse merger as discussed in Note 1 to the financial statements, in conformity with accounting principles generally accepted in the United States of America.

WEAVER AND TIDWELL, L.L.P.

Dallas, Texas
March 29, 2004, except for Notes 1 and 10
   as to which the date is September 27, 2004

GVI SECURITY SOLUTIONS, INC.
BALANCE SHEET
DECEMBER 31, 2004
($ in thousands, except per share data)

ASSETS

CURRENT ASSETS

Cash and Equivalents	$13,398
Restricted Cash	10,000
Accounts receivable, net of allowance for doubtful accounts of $250	8,324
Inventory	12,563
Other receivables	1,402
Prepaid expenses and other assets	380
Refundable income taxes	643
Total current assets	46,710

PROPERTY AND EQUIPMENT, net	1,982

OTHER ASSETS
Deferred loan origination fee, net of accumulated amortization	1,409
Intangibles, net	1,220
Investment	250
Other	34

TOTAL ASSETS	$51,605

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$11,344
Debt	1,596
Accrued expenses	2,081
Stock Repurchase Obligation	10,000

Total current liabilities	25,021

DEBT, Non-current portion	9,057

TOTAL LIABILITIES	34,078

STOCKHOLDERS' EQUITY

Preferred Stock Series B, $.001 Par Value, 200 Shares authorized, 200 Shares Issued and Outstanding	—
Preferred Stock, Undesignated, $.001 Par Value, 2,999,800
Shares authorized, None Issued Or Outstanding	—
Common stock - $.001 par value; 75,000,000 shares authorized; 49,012,946 shares issued and outstanding	49
Additional paid-in capital	22,741
Accumulated deficit	(5,263)

Total stockholders' equity	17,527

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$51,605

The Notes to Financial Statements are an integral part of these statements.

GVI SECURITY SOLUTIONS, INC.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2004 AND 2003

($ In thousands, except income (loss) per share data)
	2004	2003
		Predecessor Business
INCOME
Sales, net of returns, allowances and discounts	$66,206	$56,336
Cost of Goods Sold	58,164	46,667

GROSS PROFIT	8,042	9,669
Selling, General and Administrative Expenses	14,786	7,649

OPERATING INCOME (LOSS)	(6,744)	2,020
Interest Expense	691	228
Other	(156)	—

INCOME (LOSS) BEFORE TAXES	(7,591)	1,793
INCOME TAX EXPENSE (BENEFIT)
Current tax provision	(625)	748
Deferred tax (benefit)	212	(212)

Total income tax expense (benefit)	(413)	536

NET INCOME (LOSS)	$(7,178)	$1,257

Income (Loss) Per Share
Basic	$(0.24)	$0.04
Diluted	$(0.24)	$0.04
Shares Used in Calculation of Net Income (Loss)
Per share
Basic	30,135	28,215
Diluted	30,135	28,215

The Notes to Financial Statements are an integral part of these statements.

GVI SECURITY SOLUTIONS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common Stock		Preferred A		Preferred B		Preferred D		Preferred E		Additional Paid-in	Retained earnings
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	(Deficit)	Total

Balance, December 31, 2002
(Predecessor Business)	230,000	$230		$--		$--		$--		$--	$574,770	$873,034	$1,448,034
Conversion to
Preferred Series E	(230,000)	(230)							1,000,000	1,000	(770)		1,000
Net income												1,256,862	1,256,862
Distributions												(215,001)	(215,001)

Balance, December 31, 2003
(Predecessor Business)	--	--							1,000,000	1,000	574,000	1,914,895	2,489,895
Thinking Tools
Capitalization	157,032	157	1,148,799	1,149	200	--	10,000	10			20,789,166	(22,611,032)	(1,820,550)
Eliminate Thinking Tools
to Recapitalize GVI											(21,094,042)	22,611,034	1,516,992
Conversion to Common	44,185	44	(1,148,799)	(1,149)							1,105
Conversion to Common	1,187,983	1,188					(10,000)	(10)			(1,178)
Conversion to Common	28,214,587	28,215							(1,000,000)	(1,000)	(27,215)
Warrants issued											212,235		212,235
Shares issued	650,000	650									155,350		156,000
Acquisition of Rapor	2,805,858	2,806									670,600		673,406
Private Placement	22,619,968	22,620									31,454,237		31,476,857
Stock Repurchase Obligation	(6,666,667)	(6,667)									(9,993,333)		(10,000,000)
Net loss												(7,177,712)	(7,177,712)
Balance, December 31, 2004	49,012,946	$49,013	--	$--	200	$--	--	$--	-- $	--	$22,740,925	($5,262,815)	$17,527,123

The Notes to Financial Statements are an integral part of these statements.

GVI SECURITY SOLUTIONS, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004 AND 2003
($ In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:

	2004	2003
		Predecessor Business
Net income (loss)	$(7,178)	$1,257
Adjustments to reconcile net income (loss) to net
cash provided by (used in) operating activities:
Used in operating activities
Depreciation and amortization	846	164
Amortization of deferred loan origination
fees & intangibles	312	—
Deferred tax provision	213	(212)
Compensation costs for stock and warrants
issued	189	—
Increase (decrease) in cash flows due to changes
in operating assets and liabilities:
Accounts receivable	4,095	(6,899)
Inventory	(3,916)	(2,097)
Other receivables	38	(381)
Prepaid expenses and other assets	76	(53)
Accounts payable	—	2,623
Accrued expenses	822	416
Other	(34)	—
Refundable income taxes/Federal income taxes
payable	(1,099)	456

Net cash used in operating activities	(5,636)	(4,725)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(1,741)	(460)
Purchase of Rapor assets	(288)	—
Purchase of investment	(250)	—

Net cash used in investing activities	(2,279)	(460)

CASH FLOWS FROM FINANCING ACTIVITIES:
Private placement proceeds	31,476	—
Proceeds from loan/line of credit	17,580	—
Repayments of loan/line of credit	(10,905)	—
Proceeds from prior lines of credit	—	44,744
Repayments of prior lines of credit	(5,304)	(39,440)
Distribution	—	(215)
Restricted cash	(10,000)	—
Loan origination fees	(1,604)	—
Net cash provided by financing activities	21,243	5,089

Net increase (decrease) in cash	13,328	(96)
CASH, BEGINNING OF YEAR	69	166

CASH, END OF YEAR	$13,398	$69

SUPPLEMENTARY INFORMATION TO
STATEMENT OF CASH FLOWS:
Cash paid for interest	$356	$209

Cash paid for taxes	$468	$200

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING
AND FINANCING ACTIVITIES
Liabilities assumed in acquisition and
Recapitalization	$1,821	$—
Capital lease equipment acquisitions	501	—
Conversion of related party note and loan
and accrued interest	1,517	—
Loan origination fee compensation cost for
warrant issued	112	—
Rapor assets net of liabilities assumed	741	—
Stock Repurchase Obligation	10,000	—

The Notes to Financial Statements are an integral part of these statements

GVI SECURITY SOLUTIONS, INC.

Notes to the Financial Statements

NOTE 1 ~ SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

GVI Security Solutions, Inc. (the “Company” and/or “GVI”) was incorporated in August 1996 as Thinking Tools, Inc. and was originally engaged in the software development business. From December 18, 2000 until February 20, 2004, Thinking Tools, Inc. had no active business. On February 20, 2004, pursuant to an Agreement and Plan of Merger, Thinking Tools, Inc. acquired all of the stock of GVI Security, Inc. in a merger, and the business of GVI Security, Inc. became the business of Thinking Tools, Inc. For accounting purposes, because the Company had become a shell company, GVI Security, Inc. was treated as the acquiror in the merger, which was treated as a recapitalization of GVI Security, Inc., and the pre-merger financial statements of GVI Security, Inc. became the Company’s historical financial statements. The 2003 stockholders’ equity of the Company was retroactively restated for the equivalent number of shares of Thinking Tools, Inc. received by GVI Security, Inc. in the reverse merger, with the difference between the par value of Thinking Tools, Inc. preferred stock and GVI Security, Inc.’s common stock recorded as paid in capital. In the merger 230,000 shares of GVI Security, Inc.’s common stock was converted to 1,000,000 shares of Thinking Tools, Inc. Series E Preferred Stock. The Series E Preferred Stock was initially convertible into 1,833,947,909 shares of Thinking Tools, Inc. common stock, and ultimately converted into 28,214,587 shares of common stock of the Company as a result of the one-for-65 reverse split effected on April 12, 2004, on which date Thinking Tools, Inc. changed its name to GVI Security Solutions, Inc. See also Note 13.

GVI is a provider of video surveillance and security solutions incorporating a line of video surveillance, access control and detection systems to the homeland security, professional, business-to-business and retail market segments. GVI provides a combination of closed circuit televisions (CCTVs), digital video recorders (DVRs), access control, Rapid Access Portals, software systems and networking products for both government agencies and the private sector. GVI is the exclusive distributor of video surveillance and security products for Samsung Electronics (Samsung) in North, Central and South America to professional end users, installers and resellers, and a major national retailer. During each of the years ended December 31, 2004 and 2003, sales in the United States comprised 86% of total sales, and international sales comprised 14% of total sales.

On December 1, 2004, the Company acquired all of the capital stock of Rapor, Inc. in a merger in which the Company issued to Rapor’s former stockholders an aggregate of 2,707,852 shares of common stock and seven-year warrants to purchase an aggregate of 1,353,925 shares of common stock at an exercise price of $3.04 per share. In connection with the closing of the merger, the Company also paid approximately $184,000 in cash, and issued 98,007 shares of common stock, in satisfaction of secured obligations of Rapor. Rapor designs and manufactures high security building access portals.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of GVI Security Solutions, Inc., and its wholly-owned subsidiaries GVI Security, Inc. and Rapor, Inc. (for the period December 1, 2004 through December 31, 2004). All material inter-company transactions, balances and profits have been eliminated.

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

•	Cash and short-term investments - The carrying amount approximates fair value because of the short maturity of those instruments.

GVI SECURITY SOLUTIONS, INC.

Notes to the Financial Statements

NOTE 1 ~ SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

•
Long-term investments - The fair value of investments is normally based on quoted market prices for those or similar investments. It was not practicable to estimate the fair value of an investment representing a 5 percent membership of an untraded company without incurring excessive costs; that investment is carried at its original cost of $250,000 in the balance sheet.

•
Long-term debt - Based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities, the fair value of long-term debt approximates the carrying value shown on our balance sheet.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. The Company held no cash equivalents as defined at December 31, 2004 or 2003.

Accounts Receivable

Trade receivables are presented on the balance sheet at outstanding principal adjusted for any charge offs. The Company maintains an allowance for doubtful receivables based on previous loss experience. Additional amounts are provided through charges to income, as management feels necessary, after evaluation of receivables and current economic conditions. Amounts which are considered to be uncollectible are charged off and recoveries of amounts previously charged off are credited to the allowance upon recovery. The allowance for doubtful accounts at December 31, 2004 was $250,000.

Inventory

Inventory is stated at the lower of cost (first-in, first-out method) or market and consists of goods held for resale and parts used for repair work. Reserves are recorded for slow-moving, obsolete, nonsellable or unusable items based upon a product-level review.

Property and Equipment

Fixed assets are stated at cost. Depreciation and amortization are provided for on straight-line and accelerated methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When assets are fully depreciated, or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any gain or loss on disposition is credited or charged to income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include those that relate to the valuation of inventory, accounts receivable and the useful lives of property and equipment.

Revenue Recognition

Sales are recognized when revenue is realized or realizable and has been earned. The Company's policy is to recognize revenue when risk of loss and title to the product transfers to the customer. Net sales is comprised of gross revenues less expected returns, trade discounts and customer allowances, which include costs associated with off-invoice mark-downs and other price reductions, as well as trade promotions. These incentive costs are recognized at the later of the date on which the Company recognizes the related

GVI SECURITY SOLUTIONS, INC.

Notes to the Financial Statements

NOTE 1 ~ SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

revenue or the date on which the Company offers the incentive. The Company allows customers to return products when they meet certain Company-established criteria as outlined in the Company's trade terms. The Company regularly reviews and revises, when deemed necessary, its estimates of sales returns based primarily upon actual returns. The Company records sales returns as a reduction to sales, cost of sales and accounts receivable, and an increase to inventory. Returned products which are recorded as inventory are valued based upon the amount that the Company expects to realize upon their subsequent disposition. The physical condition and marketability of the returned products are the major factors considered by the Company in estimating realizable value. Actual returns, as well as realized values on returned products, may differ significantly, either favorably or unfavorably, from the Company's estimates if factors such as customer inventory levels or competitive conditions differ from the Company's estimates and expectations and, in the case of actual returns, if economic conditions differ significantly from the Company's estimates and expectations.

At the time revenue is recognized, the Company also records reductions to revenue for customer incentive programs in accordance with the provisions of Emerging Issues Task Force (EITF) Issue No. 01-09, “Accounting for Consideration Given from a Vendor to a Customer (Including a Reseller of the Vendor’s Products).”  Such incentive programs include cash and volume discounts, price protection, promotional, cooperative and other advertising allowances. For those incentives that require the estimation of sales volumes or redemption rates, such as for volume rebates, the Company uses historical experience and internal and customer data to estimate the sales incentive at the time revenue is recognized.  In the event that the actual results of these items differ from the estimates, adjustments to the sales incentive accruals would be recorded.

Shipping and Handling Costs for Purchases and Sales

Shipping and handling costs relating to sales are expensed as incurred and included in cost of goods sold. Shipping and handling costs relating to purchases are included in the cost of inventory, and charged to cost of goods sold when sold to customers.

Income Taxes

Until May, 2003, the Company elected to be taxed under the provisions of Sub-Chapter S of the Internal Revenue Code. Under those provisions, the Company did not provide for or pay Federal and certain corporate state income taxes on its taxable income, instead, the stockholders were liable for individual Federal and State income taxes on their share of the Company's taxable income.

In May, 2003, the Company lost its status as an "S" Corporation and became a "C" corporation when a disqualified entity acquired stock. Income taxes consist of taxes currently payable plus deferred taxes related primarily to differences between the basis of property and equipment, inventory, and accounts receivable for financial and income tax reporting. Deferred taxes represent the future tax return consequences of those differences, which will be taxable or deductible when the assets and liabilities are recovered or settled.

Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting, or according to the expected reversal date of temporary differences not related to an asset or liability for financial reporting. Also, a valuation allowance is used, if necessary, to reduce deferred tax assets by the amount of any tax benefits that are not expected to be realized in the future based on available evidence.

Net Income (Loss) Per Share

The Company follows Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share." Due to the Company's loss from continuing operations in 2004, all convertible securities, options and warrants at December 31, 2004 are anti-dilutive; hence both basic and diluted loss per share for that year are computed based on the weighted average number of shares of common stock outstanding during the period.

GVI SECURITY SOLUTIONS, INC.

Notes to the Financial Statements

NOTE 1 ~ SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

For the year ended December 31, 2003, earnings per share assumes conversion of the Series E Preferred Stock. Exercisable options were not considered in the earnings per share calculations because the effect would have been anti-dilutive.

Accrued Expenses

Accrued expenses at December 31, 2004 ($ in thousands):

Accrued wages, commissions, and related payroll taxes	$798
Inventory - received not invoiced	369
Legal and professional fees	251
Sales Tax Payable	151
Deferred Rent	136
Other expenses	376
$2,081

Stock Based-Compensation

In December 2002, the Financial Accounting Standards Board Issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of SFAS No. 123." This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company accounts for stock-based compensation using Accounting Principles Board (APB) Option No. 25, "Accounting for Stock Issued to Employees" and has not adopted the recognition provisions of SFAS No. 123, as amended by SFAS No. 148. The exercise price of options granted under the stock option plan (Note 10) is equal to or less than the market price of the underlying stock on the date of grant. Therefore, no compensation cost was recorded under APB No. 25.

If the Company had determined compensation cost for the stock-based compensation plan in accordance with the fair value method prescribed by SFAS No. 123, proforma net income for the years ended December 31, 2004 and 2003 would have been as follows ($ in thousands, except per share amounts):

		2004	2003
Net Income (Loss), as reported	$	(7,178)	$1,257
Stock-based employee compensation expense, net of related tax effects		(104)	(11)

Net Income (Loss), pro forma	$	(7,282)	$1,246

Net income (loss) per share:
Basic as reported		$(0.24)	$0.04
Basic pro forma		$(0.24)	$0.04
Diluted as reported		$(0.24)	$0.04
Diluted pro forma		$(0.24)	$0.04

The weighted average fair value of options granted during each of 2004 and 2003 was $.01. The fair value of each option on the date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

GVI SECURITY SOLUTIONS, INC.

Notes to the Financial Statements

NOTE 1 ~ SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Risk free rate of return	3.5%	1.5%
Option lives in years	3.0	3.0
Annual volatility of stock price	74%	--%
Dividend yield	--%	--%

Advertising

Advertising costs are expensed as incurred. Some advertising costs, which included various promotional incentives and trade show participation, for the years ended December 31, 2004 and 2003 were reimbursed by Samsung in the form of marketing incentives and reimbursement for trade show participation.

NOTE 2 ~ PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2004 ($ in thousands):

	Useful Lives In Years
Furniture and fixtures	5-7	$303
Office and warehouse equipment	2-7	236
Leasehold improvements	2-7	126
Computer equipment and software	3-5	475
Demonstration and sample equipment	1-2	1,943
Subtotal		3,083
Less: accumulated depreciation		1,101
		$1,982

NOTE 3 ~ CREDIT FACILITIES

Laurus Debt/Lines of Credit

On May 27, 2004, the Company closed a $15 million convertible debt financing with Laurus Master Fund, Ltd. under which the Company was provided with a $5 million term loan and a $10 million accounts receivable loan facility. At closing, the Company borrowed $5 million under the term loan and $10 million under the receivable facility, and used $10,016,000 of the proceeds to repay in full the indebtedness outstanding under the prior revolving credit agreement with Comerica Bank. Additional proceeds of the financing were used to increase working capital, pay closing fees to Laurus in the aggregate amount of $617,500, and pay a finder's fee in the amount of $800,000. As part of the transaction, Laurus was also issued a seven-year warrant to purchase 940,000 shares of Common Stock at a price of $3.50 per share. The Company also issued a similar warrant to purchase 94,000 shares of Common Stock to the finder. Borrowings under the Laurus financing are secured by all assets of the Company. At December 31, 2004, $4.7 million in principal was outstanding under the Term Loan and $5.5 million in principal was outstanding under the accounts receivable facility.  The agreements with Laurus prohibit the payment of dividends on the Company's common stock, and contain other customary affirmative and negative covenants.

The term loan is evidenced by a Secured Convertible Term Note and, subject to monthly adjustments as set forth below, bears interest at an initial rate per annum equal to the prime rate (as reported in the Wall Street Journal), plus two percent, subject to a floor of six percent. Interest on the term loan is payable monthly. Amortizing payments of principal on the term loan commenced September 1, 2004, with a final payment due on May 27, 2007 as set forth in the table below.

GVI SECURITY SOLUTIONS, INC.

Notes to the Financial Statements

NOTE 3 ~ CREDIT FACILITIES, Continued

Period	Principal Amount
September 2004 through May 2005	$ 75,000 per month
June 2005 through May 2006	$150,000 per month
June 2006 through April 2007	$190,000 per month
May 2007	$435,000

The interest rate under the Term Note is subject to downward adjustment at the end of each month as follows. If at the end of the applicable month the Company has registered the shares of Common Stock underlying the Term Note with the SEC, interest payable on the term loan will be adjusted downward by 200 basis points (two percent) for each incremental 25 percent increase in the market price of the Common Stock, at the end of the month, in excess of the conversion price under the Term Note.

Amounts outstanding under the Term Note were convertible into Common Stock at Laurus's option at a conversion price initially equal to $2.70 per share. In December, 2004 the conversion price was reduced to $1.91 under the terms of the anti-dilution feature of the Term Note. In addition, subject to (i) having an effective registration statement with respect to the shares of Common Stock underlying the Term Note, and (ii) limitations based on trading volume of the Common Stock, scheduled principal and interest payments under the Term Note will be made in shares of Common Stock valued at the conversion price. Prepayments under the Term Note are subject to a premium in the amount of 20% of the principal being prepaid.

Subject to monthly adjustments as set forth below, borrowings under the receivable facility bear interest at an initial rate per annum equal to the prime rate minus two percent. The interest rate under the receivable facility is subject to downward adjustment at the end of each month in the same manner as provided for under the Term Note. In addition, on and after November 26, 2004, if the market price of the Common Stock is below the fixed conversion price at the end of a month, the interest rate under the receivable facility will be reset to equal the prime rate plus two percent. The receivable facility terminates, and borrowings thereunder become due, on May 27, 2007.

Amounts outstanding under the receivable facility were convertible to Common Stock at Laurus's option at a conversion price initially equal to $3.38 per share. In December, 2004 the conversion price was reduced to $2.22 under the terms of the anti-dilution feature of the facility. To the extent the Company repays loans outstanding under the receivable facility and/or Laurus converts loans under the receivable facility into Common Stock, the Company may reborrow or make additional borrowings under the receivable facility, provided that aggregate loans outstanding under the receivable facility at any time may not exceed the lesser of $10 million or a borrowing base equal to the sum of 90% of "eligible accounts" plus 60% of "eligible inventory" (with borrowings based on eligible inventory limited to $2 million).

The loan documents with Laurus required the Company’s Common Stock to be quoted on the NASD Over the Counter Bulletin Board by July 27, 2004, which date was extended to September 27, 2004 and further extended to December 31, 2004. In consideration for extending the deadlines, the Company issued Laurus additional seven-year warrants to purchase an aggregate of 400,000 shares of Common Stock at a price of $3.50 per share. The Company’s Common Stock began being quoted on the NASD Over the Counter Bulletin Board on December 13, 2004. Compensation expense of approximately $16,000 was recorded for the issuance of these warrants.

GVI SECURITY SOLUTIONS, INC.

Notes to the Financial Statements

NOTE 3 ~ CREDIT FACILITIES, Continued

Loan Origination Fees

The loan origination and finders fees of $1.8 million for the Laurus loans and line of credit were capitalized and will be amortized to interest expense over three years. Included in loan origination fees is compensation of $112,000 relating to the issuance of warrants to purchase 1,034,000 shares of the company's common stock.

Capitalized Leases

There are four capital leases for a trade show booth, warehouse racking, and 2 office furniture leases that have a total value of $430. These leases will be paid over terms ranging from 24 to 60 months and payments will be allocated to debt and interest expense over the term of the leases.

Amortization Table: ($ in thousands)

	2005	2006	2007	2008	2009
Capital Leases	$172	$118	$77	$51	$12

NOTE 4 ~ INCOME TAXES

The current tax provision consists of the following ($ in thousands):

	2004	2003
Federal
Current	$(647)	$868
Deferred	212	(212)
State, current	22	92
	$(413)	$748

Deferred taxes are provided for the differences in the tax and accounting basis of assets and liabilities as follows ($ in thousands):

2004
Current deferred taxes
Accounts receivable allowances	$540
Inventory reserve	367
Uniform capitalization of inventory costs	113
Net operating loss carry-forward	1,247
2,267
Noncurrent deferred tax liabilities
Property and equipment	(130)
Non Cash compensation	13
(117)
Less: Deferred tax valuation allowance	(2,150)
Net	$--

GVI SECURITY SOLUTIONS, INC.

Notes to the Financial Statements

NOTE 4 ~ INCOME TAXES, Continued

The Company's effective tax rate differs from the expected federal income tax rate as follows ($ in thousands):

		2004	2003

Income tax at statutory rates (34%)		$(2,581)	$609
Effects of permanent differences		--	25
State income tax expense		15	61
Deferred tax valuation allowance		2,150	--
Other		3	--
Effects of change in tax status		-	(159)

Income tax (benefit) provision	$	(413)	$536

As described in Note 1, the Company converted from an "S" corporation to a "C" corporation in May, 2003. Prior thereto, the Company was not liable for federal or certain state income taxes.

The Company records income taxes using the asset and liability approach, whereby deferred tax assets, net of valuation allowances, and liabilities are recorded for the future tax consequences of temporary differences between financial statement and tax bases of assets and liabilities and for the benefit of net operating loss carry forwards.

At December 31, 2004, the Company has a net operating loss carry-forward of approximately $1.2 million. This loss will expire in 2024. A full valuation allowance has been provided against the deferred tax assets. The valuation allowance reflects management’s assessment of the uncertainty of the Company’s ability to utilize the loss carryforward in the future.

NOTE 5 ~ 401(K) PLAN

The Company has a 401(k) profit-sharing plan covering all of its eligible employees. The Plan provides for annual discretionary employer and employee contributions. Amounts accrued but not funded for the periods ended December 31, 2004 and 2003 were $90,000 and $0, respectively.

NOTE 6 ~ COMMITMENTS AND CONTINGENCIES

Lease and Rents

The Company leases warehouse and office space under an agreement which expires on September 30, 2009. Under the terms of the lease, the Company pays no rent for six months, and then pays monthly rent of $25,704 for the remainder of the sixty-six month lease; for which the effects of the deferred rent have been accrued.

The minimum annual rentals under the non-cancelable lease are as follows ($ in thousands):

For the years ended December 31,
2005	$308
2006	308
2007	308
2008	308
2009	258
$1,490

GVI SECURITY SOLUTIONS, INC.

Notes to the Financial Statements

NOTE 6 ~ COMMITMENTS AND CONTINGENCIES, Continued

Rent expense amounted to $371,000 and $141,000 for the periods ended December 31, 2004 and 2003, respectively.

Licensing Agreement

The company entered into a licensing agreement that commenced on January 1, 2005 with Cybasec LTD. Under the agreement, which has an initial term of three years, but can be cancelled after the first year, Cybasec grants the company the exclusive license to use, sell, market, distribute, service and customize the Cybasec Enterprise Security Platform hardware and software applications in exchange for the Company committing to purchase required amounts of products and paying related agreed upon fees. Minimum required payments under this licensing agreement are $1,047,000 for the year ending December 31, 2005.

Settlement Agreement with William Teitelbaum

In October 2004 the Company entered into a Settlement Agreement and General Release with William A. Teitelbaum, a founder and principal stockholder of the GVI Security, Inc., under which Mr. Teitelbaum was issued 650,000 shares of common stock and Mr. Teitelbaum released the Company from claims with respect to a warrant he alleged had been issued to him by GVI Security, Inc. The value of the common stock issued under the agreement is recorded as other non-operating expense of $156,000 for the year ended December 31, 2004. The Settlement Agreement required the Company to use a portion of the proceeds it would receive in a placement of its securities to repurchase up to $10 million of shares of common stock held by Mr. Teitelbaum at the purchase price of the securities sold in the placement. On January 4, 2005 the Company completed the purchase of 6,666,667 shares from William A. Teitelbaum for $10 million. At December 31, 2004, included in the balance sheet is restricted cash and a liability, each in the amount of $10,000,000, and a reduction of stockholders’ equity, for the purchase of these shares.

Termination Agreement with Thomas Wade

On October 19, 2004, the Company, GVI Security Inc. and Thomas Wade, at that time the beneficial holder of approximately 14% of Common Stock and the President of the Company’s subsidiary, entered into a Mutual Separation Agreement whereby the parties mutually agreed to the termination of Mr. Wade’s employment with the subsidiary. In accordance with Mr. Wade’s employment agreement, Mr. Wade is entitled to receive severance payments equal to one year of his annual base salary of $350,000. In addition, for a period of one-year, Mr. Wade will continue to receive a car allowance of $800 per month, an unaccounted for expense reimbursement of $1,200 per month, and medical benefits. At December 31, 2004, approximately $281,000 for the remaining obligation has been included in accrued expenses. The Company also agreed that Mr. Wade’s options to purchase 1,975,020 shares of our Common Stock vest in full. There was no effect on earnings for this acceleration. Mr. Wade has agreed to release the Company in full from any and all claims and to continue to be bound by all the terms of his employment agreement.

Sales Tax

Sales to certain consumers of video surveillance and other security products may be subject to sales tax requirements and possible audits by state taxing authorities. The Company estimates that any liability that it may have for sales taxes would not have a material effect on its financial condition or results of operations.

GVI SECURITY SOLUTIONS, INC.

Notes to the Financial Statements

NOTE 7 ~ CONCENTRATIONS OF RISK

Samsung Electronics Exclusive Product Distribution Agreement

The Company has signed an exclusive product distribution agreement with Samsung that is renewable annually if the Company purchases from Samsung the "Annual Volume Targets," as defined, agreed to for that year. Under the terms of the product distribution agreement, Samsung will provide a reasonable amount of products to demonstrate its products and provide samples for customer testing, for distributors’ use in training purchasers, wholesale distributors and the Company's personnel and to support other distributors. In addition, the agreement provides for Samsung to reimburse the Company for various marketing and trade show expenses. The agreement also provides for the Company to earn a commission on sales of private label products to new Original Equipment Manufacturers. The amount captioned on the balance sheet "other receivables" is comprised primarily of commissions and other amounts due from Samsung under the distribution agreement. For the years ended December 31, 2004 and 2003, the Company purchased approximately $39 million and $38 million, respectively, from Samsung.

Major Customer

The Company has one major customer that is a purchasing entity for a major national retailer. Approximately 44% and 53% of the Company's sales for the years ended December 31, 2004 and 2003, respectively, were to this customer and approximately $310,000 of the Company's accounts receivable at December 31, 2004, were due from the customer. Pursuant to a written agreement, this customer purchases products from the Company at an initial price equal to 108% of the base cost to the Company, subject to downward adjustment if the customer’s gross margins fall below certain specified levels. The Company is responsible for all warranty obligations with respect to these products. In connection with entering this agreement, the Company agreed to issue this customer warrants to purchase 3,000,000 shares of common stock at a price of $1.50 per share, and to issue the customer up to an additional 3,000,000 shares of common stock upon attaining certain goals provided for in the agreement.

Cash and Credit Risk Concentration

The Company maintains accounts in a financial institution and at times the balances may be in excess of the FDIC insurance limit. Collected balances are invested in overnight repurchase agreements. The Company periodically evaluates this financial institution and does not believe it is exposed to undue risk of loss. At December 31, 2004, in addition to the amounts due from its major customer as set forth above, approximately $1,529,000, 1,432,000 and $860,000, respectively, of the Company's accounts receivable were due from three particular customers. The Company performs ongoing credit evaluations of its customers and generally requires no collateral from them.

NOTE 8 ~ RELATED PARTY TRANSACTIONS

In the normal course of business, the Company conducted certain transactions with a company owned by William Teitelbaum. During the years ended December 31, 2004 and 2003, the Company made sales of $3,587 and $299,846, respectively, to this company. At December 31, 2004, no amounts were due from this company. Also see Note 6 concerning settlement agreement with William Teitelbaum.

On March 31, 2004, the Company issued three subordinated convertible notes totaling $159,000. Each note bore interest at 10% per annum and was convertible into common stock at a price of $5.10 per share. The notes were paid in full with accumulated interest on June 29, 2004.

On October 29, 2004, in a private placement exempt from registration under the Securities Act, the Company sold 23 “Units” for an aggregate purchase price of $1,150,000, to a group of five purchasers, all of whom were affiliates of the Company. Each Unit consisted of $50,000 principal amount of 12% Subordinated Secured Promissory Notes, and the right to be issued warrants to purchase shares of common stock. The Notes were repaid in full in accordance with their terms in December 2004 upon the closing of the private placement. Warrants to purchase 766,666 shares of common stock were issued to these purchasers in December 2004 in accordance with the terms of the October 2004 private placement.

GVI SECURITY SOLUTIONS, INC.

Notes to the Financial Statements

NOTE 8 ~ RELATED PARTY TRANSACTIONS, Continued

Joseph Rosetti, one of the Company’s directors, was a director of Rapor prior to the merger (See Note 1). Mr. Rosetti was also the direct holder of approximately 12% of Rapor’s outstanding common stock, and a principal partner in a partnership, established for the benefit of members of his family, that held approximately 7.5% of Rapor’s outstanding common stock. In accordance with the terms of the merger, as former stockholders of Rapor, Mr. Rosetti was issued 346,060 shares of common stock and warrants to purchase 135,787 shares of common stock, and the partnership was issued 208,998 shares of common stock and warrants to purchase 104,499 shares of common stock.

NOTE 9 ~ LITIGATION

The Company is a party to disputes in the normal course of business. Management believes the ultimate resolution of such disputes will not have a material effect on the financial condition or results of operations.

NOTE 10 ~ 2004 LONG-TERM INCENTIVE PLAN

On July 22, 2003, the predecessor company, GVI Security, Inc., adopted the GVI Security, Inc. 2003 Stock Incentive Plan and granted options to purchase 23,000 shares of common stock under that plan. As a result of Merger, and after giving effect to the 1-for-65 reverse stock split which occurred in April 2004, the options for 23,000 shares of GVI stock were converted to options to purchase 2,821,452 shares of common stock at a price of $.3185 per share. In February 2004, the Company adopted its 2004 Long-Term Stock Plan and reserved up to 5,939,913 shares of Common Stock (after giving effect to the Reverse Stock Split) for issuance thereunder. In addition, in February, the Company granted options for common stock exercisable under the plan of 2,675,000 at $2.60 per share (post-reverse stock split).

At December 31, 2003 and 2004, the Company had stock-based employee compensation plans, which are described more fully above. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

A summary of the status of the Company's stock options as of December 31, 2004 and 2003, and the changes during the years ended December 31, 2004 and 2003, are presented below:

	Number of Shares		Range of Exercise Prices
Outstanding at January 1, 2003	24,122		$32.50 - 65.00
Granted	2,821,452		$0.32 - 0.32
Exercised	--		$--
Forfeited	8,385		$--
Outstanding at December 31, 2003	2,837,189		$0.32 - 65.00
Granted	2,675,000		$2.60 - 2.60
Exercised	--		$--
Forfeited	(276,320)		$0.32 - 65.00
Outstanding at December 31, 2004	5,235,869		$0.32 - 65.00
Weighted-average fair value of options remaining exercisable at December 31, 2004		$0.01

GVI SECURITY SOLUTIONS, INC.

Notes to the Financial Statements

NOTE 10 ~ 2004 LONG-TERM INCENTIVE PLAN, Continued

The following table summarizes information about stock options outstanding as of December 31, 2004:

	Outstanding Options		Exercisable Options
Exercise Prices	Number Outstanding at December 31, 2004	Weighted-average Remaining Contractual Life	Number Outstanding at December 31, 2004
$ 0.32	2,805,505	8.6 years	2,404,370
2.60	2,414,627	9.1 years	670,877
Over $32.00	15,431	4.8 years	15,431
	5,235,869		3,090,677

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), requires the disclosure of pro forma net income and earnings per share as if the Company adopted the fair value method for stock based awards to directors and employees as of the beginning of the fiscal period. Under SFAS 123, the fair value of the stock-based awards is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock option price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing models with the following weighted average assumptions: expected life ranging from 3 to 5 years; 74%, stock volatility, risk-free interest rates of approximately 3.5%; and no dividends during the expected term. The results would have no material effect on the reported earnings per share.

NOTE 11 - Warrants

Summary of outstanding warrants at December 31, 2004:

Description	Shares	Approx. Remaining Term (Years)	Exercise Price
Laurus Master Fund	1,340,000	6.5	$3.50
Laurus Finder’s Fee	94,000	6.5	$3.50
Vendor	3,000,000	5.2	$1.50
Rapor shareholders	1,353,925	7.0	$3.04
Oct. 2004 bridge financing	766,666	5.0	$1.50
Related to 1999 Acquisition	54,612	0.2	$32.50
Former Vendor	11,721	0.2	$0.65
Other	13,743	2.0	$7.80 - $69.55

GVI SECURITY SOLUTIONS, INC.

Notes to the Financial Statements

NOTE 12 ~ INVESTMENT IN DIGITAL HORIZONS SOLUTIONS, LLC (formerly Bio-AccessID, LLC)

On January 20, 2004, pursuant to a Membership Purchase Agreement by and among John Carter, Ronald DeBerry, GVI Security Solutions, Inc., and Digital Horizons Solutions, LLC (formerly Bio-AccessID, LLC) ("Digital Horizons"), the Company purchased a 5% membership interest in Bio-Access for $250,000. As part of the agreement, the Company had the right to acquire up to an additional 21% of Bio-Access over a three-year period after certain agreed-upon purchase goals have been attained for a purchase price of up to an additional $750,030.  As a result of the amount of the Company’s purchases from Digital Horizons, the Company’s option to acquire additional interest has decreased from 21% to 19%.

The EITF reached a consensus on Issue 03-16, “Accounting for Investments in Limited Liability Companies.” This EITF requires that an investment in a limited liability company (“LLC”) that maintains a “specific ownership account” for each investor similar to a partnership capital account structure, should be viewed similar to an investment in a limited partnership for purposes of determining whether a non-controlling investment in the LLC should be accounted for using the cost method or equity method.  These requirements are applicable for reporting periods beginning after June 15, 2004.  The adoption of EITF 03-16 did not have an impact on the Company’s financial statements.

NOTE 13 ~ RECAPITALIZATION

All share and per share numbers in this Note give retroactive effect to the 1-for-65 reverse stock split of the Company’s common stock effected in April 2004.

On February 16, 2004, the Board of Directors and Stockholders of the Company authorized new Series D and E Convertible Preferred Stock, each for par value of $.001 per share. On February 20, 2004, pursuant to an Agreement and Plan of Merger (the "Merger Agreement") dated as of February 19, 2004, by and among the Company (then “Thinking Tools, Inc.”), GVI Security, Inc., and GVI Security Acquisition Corp., a newly formed wholly-owned subsidiary of the Company, GVI Security, Inc. merged (the “Merger”) with GVI Security Acquisition Corp., becoming the Company's wholly-owned subsidiary, and the stockholders of GVI became stockholders of the Company as described below. For accounting purposes, because Thinking Tools, Inc. had become a shell company, the Merger was treated as a recapitalization of GVI Security, Inc.

In the Merger, the Company issued to the former stockholders of GVI an aggregate of 1,000,000 shares of the Series E Convertible Preferred Stock ("Series E Stock"). The shares of Series E Stock were convertible into an aggregate of 28,214,587 shares of the Company's common stock, constituting approximately 95.3% of the outstanding shares of the Company's common stock outstanding following the Merger, assuming the conversion of all other outstanding shares of the Company's preferred stock. The shares of Series E Stock were automatically converted into shares of the Company's common stock when the Company filed the Charter Amendment (defined below).

The two largest stockholders of GVI prior to the Merger were William Teitelbaum, who owned approximately 47.8% of GVI's common stock, and GVI Acquisition LLC ("Acquisition LLC"), which owned approximately 38.3% of GVI's common stock. Acquisition LLC is a California limited liability company, whose sole managers, Fred Knoll and David Weiner, were directors of the Company until December 31, 2004 and January 4, 2005, respectively. The sole members of Acquisition LLC are (i) a corporation which is wholly-owned by David Weiner, and (ii) Europa International, Inc. (“Europa”) an equity fund managed by Knoll Capital Management, L.P., of which Mr. Knoll is the principal.

In addition, pursuant to the Merger Agreement, certain employees and directors of GVI were issued options to purchase an aggregate of approximately 2,821,452 shares of the Company's common stock under the 2004 Long-Term Incentive Plan in exchange for the cancellation of options to purchase shares of GVI's common stock held by such persons prior to the Merger. All of these options have an exercise price of $.32 per share.

GVI SECURITY SOLUTIONS, INC.

Notes to the Financial Statements

NOTE 13 - RECAPITALIZATION, Continued

Immediately prior to the Merger, and as a condition thereto, Europa exchanged a Convertible Demand Grid Note issued by the Company in the principal amount of $1,000,000, and all other indebtedness of the Company to Europa for 10,000 shares of the Series D Convertible Preferred Stock ("Series D Stock") of the Company, which shares were convertible into an aggregate of 1,187,983 shares of common stock. The shares of Series D Stock automatically converted into shares of the Company's common stock when the Company filed the Charter Amendment.

Pursuant to its obligations under the Merger Agreement, following the Merger, the Company obtained the approval of its stockholders to (i) amend the Company's certificate of incorporation increasing the authorized shares of the Company's common stock to 75,000,000 and effecting a one-for-65 reverse stock split of the common stock so that the Company would have sufficient shares of unissued common stock to permit the conversion of all of the Series D Stock, Series E Stock and all other convertible securities of the Company (the "Charter Amendment"), (ii) the adoption of the Stock Option Plan, and (iii) the change of the Company’s name to GVI Security Solutions, Inc. The Company filed a Certificate of Amendment to its Certificate of Incorporation with the Secretary of State of the State of Delaware giving effect to these amendments in April 2004, whereupon all outstanding shares of Series A Preferred Stock, Series D Preferred Stock and Series E Preferred Stock automatically converted into shares of the Company's common stock.

In addition, pursuant to amendments to the terms of the Series A Preferred Stock approved in January 2004, upon the filing of the Charter Amendment the outstanding shares of Series A Preferred Stock converted into an aggregate of 44,185 shares of the Company’s common stock.

NOTE 14 ~ FOURTH QUARTER 2004 ADJUSTMENTS

The following year-end adjustments and fourth-quarter events were material to the Company’s results for the fourth quarter of 2004: (i) a sales concession of approximately $800,000 granted to a large retailer as a result of the retailer’s difficulty in selling the Company’s products, (ii) the establishment of a reserve of approximately $650,000 in connection with slow-moving inventory, (iii) a write-down of inventory in the amount of approximately $800,000 to reflect the net realizable value of that inventory, and (iv) costs of approximately $470,000 resulting from the Company’s repurchase at a loss of inventory that had been sold to distributors for sale to retailers, which repurchase was required as a result of entering into an exclusive distribution arrangement with a distributor that precluded the sale of the Company’s products to retailers by other distributors.

NOTE 15 ~ NEW ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued Statement No. 123R, “Share-Based Payment” (SFAS No. 123R), a revision to SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123).  SFAS No. 123R eliminates the alternative to use the Accounting Principles Board Opinion 25’s (Opinion 25) intrinsic value method of accounting that was provided in SFAS No. 123 as originally issued.

Under Opinion 25, issuing stock options to employees generally resulted in recognition of no compensation cost.  SFAS No. 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service, in exchange for the award - the requisite service period (usually the vesting period).  No compensation cost is recognized for equity instruments for which employees do not render the requisite service.

Companies will initially measure the cost of employee services received in exchange for an award of instruments classified as liabilities (Leadership stock, Stock Appreciation Rights (SARs)) based on its current fair value; the fair value of the awards classified as a liability will be remeasured subsequently at each reporting date through the settlement date.  Changes in fair value during the requisite service period will be recognized as compensation cost over that period.

GVI SECURITY SOLUTIONS, INC.

Notes to the Financial Statements

NOTE 15 ~ NEW ACCOUNTING PRONOUNCEMENTS, Continued

The grant-date fair value of employee share options, or the Company’s restricted stock and similar instruments classified in the Statement of Financial Position as equity will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available); the fair value of awards classified as equity will not be remeasured.  If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

Excess tax benefits, as defined by SFAS No. 123R, will be recognized as an addition to paid-in capital.  Cash retained as a result of those excess tax benefits will be presented in the statement of cash flows as financing cash inflows.  The write-off of deferred tax assets relating to unrealized tax benefits associated with recognized compensation cost will be recognized as income tax expense unless there are excess tax benefits from previous awards remaining in paid-in capital to which it can be offset.

SFAS No. 123R applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date.  As of the required effective date, companies that used the fair-value-based method for either recognition or disclosure under SFAS No. 123 will apply SFAS No. 123R using a modified version of prospective application.  Under that transition method, compensation cost is recognized on or after the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS No. 123 for either recognition or pro forma disclosure.  The cumulative effect of initially applying SFAS No. 123R, if any, is recognized as of the required effective date.  SFAS No. 123R is effective, for public entities that file as small business issuers, as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. Early application is encouraged; however, the Company is currently evaluating the effect of SFAS No. 123R.

In December 2004, FASB issued SFAS No. 151, “Inventory Costs” that amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, “Inventory Pricing,” (ARB No. 43) to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage).  In addition, this Statement requires that an allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.  SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005.  Early application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004.  The Company is evaluating the impact of SFAS No. 151 but adoption of this standard is not anticipated to have a material effect on the Company’s financial statements.

In September 2004, the FASB issued EITF Issue No. 04-10, Applying Paragraph 19 of FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, in Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds. EITF Issue No. 04-10 establishes evaluation criteria for an enterprise to use when determining whether operating segments that do not meet the quantitative thresholds can still be aggregated in accordance with paragraph 19 of SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. We have evaluated EITF Issue No. 04-10 and have determined that it has no impact on our financial statements.

In November 2004, the Emerging Issues Task Force finalized the consensus in Issue No. 04-8, “The Effect of Contingently Convertible Debt on Diluted Earnings per Share” (EITF 04-8).  EITF 04-8 requires that contingent convertible instruments be included in diluted earnings per share regardless of whether a market price trigger or other contingent feature has been met.  EITF 04-8 is effective for reporting periods ending after December 15, 2004 and requires restatement of prior periods. We are currently evaluating the impact of EITF Issue No. 04-08 and have not determined its effect on our financial statements.

The Board of Directors
Rapor, Inc.
New Britain, Connecticut

Independent Auditor’s Report

We have audited the accompanying balance sheets of Rapor, Inc. (the “Company”) as of December 31, 2003 and 2002, and the related statements of operations, stockholders’ deficiency and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rapor, Inc. as of December 31, 2003 and 2002, and the results of its operations, change in stockholders’ deficiency and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, in fiscal 2003 and 2002, the Company has suffered significant losses from operations and at December 31, 2003, had a stockholder’s deficit of $741,678. These matters raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

KELLOGG & ANDELSON ACCOUNTANCY CORPORATION

February 20, 2004
Sherman Oaks, California

RAPOR, INC.
BALANCE SHEETS
DECEMBER 31, 2003 AND 2002

ASSETS

	2003	2002
CURRENT ASSETS:
Cash and cash equivalents	$125,079	$96,633
Accounts receivable, net of allowance for doubtful accounts of $10,580 and $5,400, respectively	38,403	14,001
Inventory	231,837	453,032
Other current assets	9,903	44,473

Total current assets	405,222	608,139

INTANGIBLE ASSETS, NET	37,792	2,000

PROPERTY AND EQUIPMENT, NET	7,790	15,861

	$450,804	$626,000

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY

CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$288,716	$268,104
Convertible note payable	237,177	111,036
Customer deposits	-	153,095

Total current liabilities	525,893	532,235

CONVERTIBLE NOTE PAYABLE, net of unamortized debt discount of $142,100, and current portion	408,779	520,547

CONVERTIBLE DEBENTURES, net of unamortized debt discount of $84,945	257,810	-

OTHER LIABILITIES	-	50,000

Total long-term liabilities	666,589	570,547

Total liabilities	1,192,482	1,102,782

STOCKHOLDERS’ DEFICIENCY:
Convertible Series A preferred stock $.001 par value, liquidation preference of $1,000,000, 1,000,000 shares authorized; 22,222 shares issued and outstanding	1,000,000	1,000,000
Common stock, $.001 par value, 2,000,000 shares authorized; 93,693 shares issued and outstanding	94	93
Additional paid-in capital	3,531,744	3,397,300
Stock subscription receivable	-	(31,060)
Accumulated deficit	(5,273,516)	(4,843,115)

Total stockholders’ deficiency	(741,678)	(476,782)

	$450,804	$626,000

The accompanying notes are an integral part
of the financial statements

RAPOR, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002

REVENUE	$648,447	$376,229

COST OF GOODS SOLD	355,160	290,536

Gross margin	293,287	85,693

OPERATING EXPENSES:
General and administrative	589,722	939,454
Selling and marketing	56,473	335,846
Product development	4,411	53,070

Total operating expenses	650,606	1,328,370

LOSS FROM OPERATIONS	(357,319)	(1,242,677)

OTHER EXPENSES:
Interest expense, net	73,082	71,457

NET LOSS	$(430,401)	$(1,314,134)

The accompanying notes are an integral part
of the financial statements

RAPOR, INC.
STATEMENTS OF STOCKHOLDERS’ DEFICIENCY
DECEMBER 31, 2003 AND 2002

	Convertible Preferred Stock		Common Stock		Additional	Stock Subscription	Accumulated
	Shares	Amount	Shares	Amount	Paid-in-Capital	Receivable	Deficit	Total

BALANCE, DECEMBER 31, 2001	22,222	$1,000,000	82,911	$83	$3,182,459	$(345,085)	$(3,528,981)	$308,476
Common stock sale	-	-	1,440	1	66,000	-	-	66,001
Common stock issued in exchange for invoices owed to venders and consultants	-	-	3,068	3	6,747	-	-	6,750
Common stock issued in conjunction with convertible note payable			5,684	6	142,094	-	-	142,100
Stock subscription received	-	-	-	-	-	314,025	-	314,025
Net (loss)	-	-	-	-	-	-	(1,314,134)	(1,314,134)

BALANCE, DECEMBER 31, 2002	22,222	1,000,000	93,103	93	3,397,300	(31,060)	(4,843,115)	(476,782)
Common stock issued in exchange for invoices owed to vendors and consultants	-	-	590	1	49,499	-	-	49,500
Imputed interest on convertible debentures					84,945			84,945
Stock subscription received	-	-	-	-	-	31,060	-	31,060
Net (loss)	-	-	-	-	-	-	(430,401)	(430,401)

BALANCE, DECEMBER 31, 2003	22,222	$1,000,000	93,693	$94	$3,531,744	$-	$(5,273,516)	$(741,678)

The accompanying notes are an integral part
of the financial statements

RAPOR, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)	$(430,401)	$(1,314,134)
Adjustments to reconcile net (loss) to net cash and cash equivalents (used in) operating activities:
Depreciation and Amortization	12,264	17,462
Imputed interest	29,599	-
Changes in assets and liabilities:
(Increase) decrease in accounts receivable	(24,402)	166,597
Decrease (increase) in inventory	221,195	(74,533)
Decrease (increase) in other current assets	34,570	(24,842)
Increase (decrease) in accounts payable and accrued liabilities	88,384	(1,096)
(Decrease) increase in customer deposits	(153,095)	27,500
(Decrease) increase in other liabilities	(50,000)	50,000

Net cash (used in) operating activities	(271,886)	(1,153,046)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(39,985)	(14,525)

Net cash (used in) investing activities	(39,985)	(14,525)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds collected on stock subscription	31,060	314,025
Proceeds from issuance of convertible note payable	-	750,000
Principal payments on convertible note payable	(14,047)	(41,786)
Principal payments on note payable	-	(250,000)
Proceeds from the issuance of a convertible debentures	323,304	-
Principal payments on line of credit	-	(200,000)
Proceeds received on issuance of common stock	-	66,001

Net cash provided by financing activities	340,317	638,240

NET CHANGE IN CASH	28,446	(529,331)

CASH AND CASH EQUIVALENTS, beginning of period	96,633	625,964

CASH, AND CASH EQUIVALENTS, end of period	$125,079	$96,633

SUPPLEMENTAL INFORMATION OF CASH FLOW INFORMATION:

CASH PAID DURING THE YEAR FOR INTEREST	$43,540	$48,375

CASH PAID DURING THE YEAR FOR INCOME TAXES	$-	$-

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

During 2003, the Company issued convertible debentures of $18,272 in exchange for invoices owed to vendors and consultants. Additionally, the Company issued common stock of $49,500 in exchange for invoices owed to vendors and consultants.

During 2002, the Company issued common stock of $6,750 in exchange for invoices owed to vendors and consultants.

The accompanying notes are an integral part
of the financial statements

RAPOR, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Rapor, Inc. (the “Company”) is a Florida Corporation engaged in the business of developing, selling, and installing Fast Trac, a versatile security system. The Company affected a one-for-one hundred reverse stock split on December 22, 2003. All shareholders’ equity accounts have been retroactively restated to reflect this split.

Revenue Recognition

The Company recognizes revenues on product sales after shipment of the product to the customer and formal acceptance by the customer has been received. Depending upon the specific agreement with the customer, such acceptance normally occurs subsequent to one or more of the following events: receipt of the product by the customer, installation of the product by the Company and/or training of customer personnel by the Company. Revenue collected in advance of product shipment or formal acceptance by the customer is reflected as customer deposits.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturity of three months or less to be cash equivalents.

Accounts Receivable

Account receivable are carried at original invoice amount less an estimate made for doubtful receivables based on review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history and current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received.

Inventory

Inventory is valued at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method.

RAPOR, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Intangible Assets

Intangible assets consist of trademarks and deferred financing costs and are amortized over the terms of the respective agreements. Intangible assets are amortized over useful lives ranging from 6 to 15 years.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method. The useful lives range from 5 to 7 years. Expenditures for maintenance and repairs are charged to expense as incurred. Additions, major renewals and betterments which increase the property’s useful life are capitalized. Upon the disposition of property and equipment, the applicable cost and accumulated depreciation are removed from the assets and any gain or loss is reflected in other income or expense for the period.

Impairment of Long-Lived Assets

The Financial Accounting Standards Board (FASB) issued in August 2001, SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. In accordance with this statement, the Company periodically reviews its long-lived assets held and used by the Company to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The Company bases its evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate that the carrying amount of the assets may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flow analysis of assets at the lowest level for which identifiable cash flows exist. If an impairment has occurred, the Company recognizes a loss for the difference between the carrying amounts and the estimated value of the assets. The fair value of the assets is measured using quoted market process or, in the absence of quoted market prices, fair value is based on an estimated discounted cash flow analysis.

During the years ended December 31, 2003 and 2002, respectively, the Company believes there is no impairment of property and equipment.

RAPOR, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Income Taxes

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting for Income Taxes." SFAS 109 requires a company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in a Company’s financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. A valuation allowance is recognized, if based on weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk, consist of cash and trade receivables. The Company places its cash with high credit quality financial institutions. At times such balances may be in excess of FDIC insurance limits of $100,000. In regards to trade receivables, the risk is limited due to the customer base consisting of a small number of accounts and relatively short credit terms. The Company continually monitors the financial conditions of its customers to minimize the risk of loss.

Major Customers

For the years ended December 31, 2003 and 2002, the Company had four major customers that accounted for approximately 95% and 94%, respectively, of total sales. At December 31, 2003 and 2002, the total amount due from these customers was $25,000 and $5,180, respectively, which is included in accounts receivable in the accompanying financial statements.

RAPOR, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Stock-Based Compensation

The Company accounts for stock-based compensation to employees using the intrinsic value method. Accordingly, compensation cost for stock options to employees is measured as the excess, if any, of the quoted market price of the Company’s common stock at the date of the grant over the amount an employee must pay to acquire the stock.

For the years ended December 31, 2003 and 2002 the Company's net loss would not have been materially different than currently reported in the Company's Statements of Operations.

The fair value of these options was estimated at the date of grant using the Black-Sholes option pricing model with the following weighted average assumptions used for grants in fiscal 2003 and 2002, respectively: no dividend yield, expected volatility of 0% and 0%; risk-free interest rates of approximately 4.75% and 4.75% and expected lives of three years.

NOTE 2 -    GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations since its inception and has an accumulated deficit of $5,273,516 at December 31, 2003. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classifications of liabilities that might be necessary should the Company be unable to continue its existence. The recovery of the Company's assets is dependent upon continued operations of the Company. In addition, the Company's recovery is dependent upon future events, the outcome of which is undermined. The Company intends to continue to attempt to raise additional capital or be acquired, but there can be no certainty that such efforts will be successful.

NOTE 3 -    INVENTORY

Inventory consists of the following at December 31:

	2003	2002
Raw material	$48,730	$75,282
Finished goods	183,107	377,750

	$231,837	$453,032

RAPOR, INC.

NOTES TO FINANCIAL STATEMENTS
NOTE 4 -    INTANGIBLE ASSETS

Intangible assets consist of the following at December 31:

	2003	2002

Trademarks	$3,000	$3,000
Deferred financing costs	39,985	-

	42,985	3,000

Less: Accumulated amortization	(5,193)	(1,000)
	$37,792	$2,000

Amortization expense related to intangible assets amounted to $4,193 and $3,317 for the years ended December 31, 2003 and 2002, respectively.

NOTE 5 -    PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31:

	2003	2002

Computer equipment	$66,641	$66,641
Office furniture	4,454	4,454

	71,095	71,095

Less: Accumulated depreciation	(63,305)	(55,234)

	$7,790	$15,861

Depreciation expense related to property and equipment amounted to $8,071 and $14,145 for the years ended December 31, 2003 and 2002, respectively.

NOTE 6 -    INCOME TAXES

The income tax (benefit) expense for the years ended December 31, 2003 and 2002 consist of the following:

	2003	2002
Current	$-	$-
Deferred	175,000	528,000
Valuation allowance	(175,000)	(528,000)

Provision for income taxes	$-	$-

RAPOR, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 6 -    INCOME TAXES - CONTINUED

Income tax (benefit) expense computed at the statutory federal income tax rate of 34% and the provision for income tax (benefit) expense in the financial statements for the years ended December 31, 2003 and 2002 differ as follows:

	2003	2002

Provision computed at the statutory rate	$(175,000)	$(528,000)
Change in valuation allowance	175,000	528,000

Income tax provision (benefit)	$-	$-

Deferred tax assets and liabilities are comprised of the following at December 31, 2003 and 2002:
	2003	2002

Deferred tax assets:
Depreciation	$1,500	$-
Net operating losses	1,970,200	1,786,700

Total deferred tax assets	1,971,700	1,786,700

Deferred tax liabilities:
State tax	116,700	106,700

Total deferred tax liability	116,700	106,700

Net deferred tax assets before valuation allowance	1,855,000	1,680,000

Valuation allowance	(1,855,000)	(1,680,000)

Net deferred tax	$-	$-

At December 31, 2003 and 2002, management believes that it is more likely than not that the Company will not utilize the benefits of the deferred tax assets in future years. Therefore, a valuation allowance is necessary to eliminate the net deferred tax assets at December 31, 2003 and 2002.

At December 31, 2003, the Company had net operating loss carryforwards available in future periods to reduce income taxes that may be payable at those dates. For Federal income tax purposes, net operating loss carryforwards amounted to approximately $4,736,500 and expire at various dates through 2023. For state income tax purposes, net operating loss carryforwards amounted to approximately $4,734,400 and expire at various dates through 2023.

RAPOR, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 7 -    CONVERTIBLE NOTE PAYABLE

On February 19, 2002, the Company entered into a convertible promissory note agreement in exchange for gross proceeds of $750,000. The Company has the option to convert the note at any time after February 19, 2005 and before the payment and satisfaction of the principal amount outstanding and any accrued and unpaid interest into 10% of the total equity of the Company in the form of shares of the Company’s common stock, $0.001 par value per share, on a fully diluted basis. The note earns interest at 6.95% per annum, and the principal and any unpaid interest is due on February 1, 2007. In addition, the Company also issued 568,394 shares of common stock to the lender in exchange for $1. The Company recorded a debt discount of $142,100 at the date of issuance representing the difference between the fair value of the common stock issued and the price paid for it by the lender. The Company recognized $28,420 and $23,683 as interest expense during the years ended December 31, 2003 and 2002 related to the amortization of this debt discount.

Principal maturities of the convertible note payable subsequent to December 31, 2003 are as follows:

Year Ending December 31,	Amount

2004	$237,177
2005	148,167
2006	156,604
2007	194,007

735,955

Less: current portion	(237,177)

$498,778

NOTE 8 -    CONVERTIBLE DEBENTURES

On December 15, 2003, the Company issued convertible debentures in exchange for $341,576. These debentures bear no interest and mature on December 16, 2006 unless previously converted by the holder. The debentures are secured by certain assets of the Company and are subject to the terms of the security agreement. Due to no interest being associated with the convertible debentures, the Company has imputed interest at 10% per annum, resulting in a debt discount of $84,945. The Company recognized $1,179 of this discount as interest expenses during the year ended December 31, 2003.

RAPOR, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 9 -    RELATED PARTY TRANSACTIONS

During the years ended December 31, 2003 and 2002, the Company purchased approximately $192,000 and $51,000, respectively, in inventory from Scan Optics, a 1.9% investee of the Company. Approximately $52,400 and $86,300 of these amounts remains in accounts payable and accrued liabilities in the accompanying financial statements at December 31, 2003 and 2002, respectively.

There were approximately $111,000 and $101,000 expenses incurred for consulting services to related parties during the years ended December 31, 2003 and 2002, respectively. Approximately $52,374 and $39,154 of these amounts remains in accounts payable and accrued liabilities in the accompanying financial statements at December 31, 2003 and 2002, respectively.

NOTE 10 -   COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company leases its office facility under an operating lease with an unrelated party. The lease agreement expires June 30, 2004. At December 31, 2003, the total future minimum lease payments are approximated as follows:

Year Ending December 31,	Amount

2004	$11,556

$11,556

For the year ended December 31, 2003 and 2002, the Company incurred rent expense of $23,907 and $23,112, respectively.

Litigation

The Company is subject to litigation and claims in ordinary course of business. Management believes none of these matters would have a material adverse effect on the financial condition or results of operations of the Company.

RAPOR, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 11 -   STOCK OPTIONS AND WARRANTS

Stock Options

The Company's board of directors has, from time to time, granted options and warrants to purchase common stock. All outstanding options at December 31, 2003 expire on December 22, 2013 and all warrants expire on December 22, 2006.

Changes for the two years ending December 31, 2003, with respect to options outstanding, is detailed in the following table:

	For the Year Ended December 31, 2003		For the Year Ended December 31, 2002
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Outstanding at beginning of period	28,256	$0.448	27,756	$0.423
Issued	118,561	6.000	500	0.500
Exercised	-	-	-	-
Expired/Cancelled	28,256	0.448	-	-

Outstanding at end of period	118,561	$6.000	28,256	$0.448

Exercisable at end of period	118,561	$6.000	28,256	$0.448

NOTE 12 -   CONVERTIBLE PREFERRED STOCK

During 2001, the Company sold 22,222 shares of Series A Convertible Preferred Stock (the "Preferred Stock") to investors. The Preferred Stock is convertible, at the holder’s option or manditorily in the event of an initial public offering or merger, on a one-for-one share basis into the Company's common stock, and has a liquidation value of $45 per share. In conjunction with this sale of preferred stock, the preferred stock investors received 52,000 warrants to purchase common stock of the Company. The warrants are exercisable at $6 per share, are immediately vested and expire on December 22, 2006. These warrants are included in the table in Note 11.

Unaudited Pro Forma Condensed Financial Statements

The following unaudited pro forma condensed financial statements of GVI Security Solutions, Inc. (f/k/a Thinking Tools, Inc.) (the "Company") have been prepared to indicate how the financial statements of the Company might have looked if the merger with Rapor, Inc. (“Rapor”) and transactions related to that merger had occurred as of January 1, 2004. The pro forma condensed financial statements have been prepared using the audited historical financial statements of the Company for the year ended December 31, 2004 and the unaudited historical financial statements of Rapor for the period from January 1, 2004 through November 30, 2004. The pro forma condensed financial statements should be read in conjunction with a reading of the historical financial statements of the Company and Rapor. The pro forma condensed financial statements are presented for illustrative purposes only and are not intended to be indicative of actual financial condition or results of operations had the merger been in effect during the periods presented, or of financial condition or results of operations that may be reported in the future.

GVI Security Solutions, Inc.
UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

	Historical		Pro forma
	GVI Security Solutions, Inc.	Rapor, Inc. (Jan 1, 2004 - Nov 30, 2004)	Adjustments		Combined

REVENUES	$66,187	$247	$(152)	(a)		$66,282

COST OF GOODS SOLD	58,144	54	--			58,198

GROSS PROFIT	8,043	193	(152)			8,084

SELLING, GENERAL AND ADMINISTRATIVE	14,735	561	(129)	(b)		15,167

OPERATING INCOME/(LOSS)	(6,692)	(368)	(23)			(7,083)

INTEREST EXPENSE	(691)	(61)	61	(c)		(691)
Other non-operating expense	(156)	--	--			(156)

INCOME (LOSS) BEFORE INCOME TAXES	(7,539)	(429)	38			(7,930)

INCOME TAXES (BENEFIT)	(413)	--	--			(413)

NET INCOME/(LOSS)	$(7,126)	$(429)	$38		$	(7,775)

INCOME/(LOSS) PER SHARE:
Basic	$(0.24)					($ 0.24)

Diluted	$(0.24)					($ 0.24)

SHARES USED IN CALCULATION OF NET INCOME/(LOSS) PER SHARE:
Basic	30,135					32,707

Diluted	30,135					32,707

(a)	Adjustment reflects the elimination of revenues associated with a pre-acquisition consulting agreement between Rapor and the Company.
(b)
Adjustment reflects a full year of amortization expense on purchased intangible assets, the removal of wages related to a Rapor employee terminated upon acquisition, and the elimination of expenses associated with a pre-acquisition consulting agreement between Rapor and the Company.

(c)	Eliminates interest expense related to debt that was paid off upon closing of the merger.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24 - Indemnification of Directors and Officers.

Under our certificate of incorporation and bylaws, our directors and officers are entitled to be indemnified by us to the fullest extent permitted by Section 102(b)(7) of the Delaware General Corporation Law. Additionally, under our certificate of incorporation and bylaws, our directors are not subject to personal liability to us or our stockholders for monetary damages resulting from a breach of fiduciary duty or failure to exercise any applicable standard of care, except that our directors may be subject to personal liability for monetary damages in circumstances involving:

•	a breach of the duty of loyalty;

•	acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends, stock purchases or redemptions under the Delaware General Corporation Law; or

•	transactions from which the director derives an improper personal benefit.

Item 25 - Other Expenses of Issuance and Distribution.

The following table sets forth the estimated costs and expenses of the Company in connection with the offering described in this registration statement. None of these costs and expenses will be paid by any of the selling stockholders.

Securities and Exchange Commission Registration Fee	$14,599.66
Legal Fees and Expenses	$25,000
Accounting Fees and Expenses	$10,000
Other Expenses	$15,000

Total Costs and Expenses	$64,599.66

Item 26 - Recent Sales of Unregistered Securities.

On December 27, 2004, we completed a private placement of approximately 22,620,000 shares of Common Stock at a price of $1.50 per share, for aggregate gross consideration of $33.9 million. The transactions was exempt from registration under the Securities Act pursuant to Rule 506 of Regulation D promulgated thereunder. C.E. Unterberg, Towbin LLC acted as the financial advisor for the Company in the private placement and was paid a cash fee equal to seven percent of the gross proceeds from the private placement, plus its legal costs and expenses. Net cash proceeds were approximately $31.5 million, after compensation to the financial advisor and payment of the financial advisor’s expenses in the placement. The common stock issued in the private placement was sold to persons we reasonably believe are accredited investors, without public solicitation or advertising, and the certificates issued for the common stock issued in the private placement were endorsed with an appropriate restrictive legend. As a result of the closing of the private placement, we issued warrants to purchase an aggregate of 766,666 shares of Common Stock at a price of $1.50 per share to the investors in the October 2004 bridge financing (as described below), in accordance with the Company’s obligations under such financing.

On December 1, 2004, in connection with a merger of Rapor Inc. with a wholly-owned subsidiary of ours, we issued to the former stockholders of Rapor, all of whom we reasonably believe to be accredited investors, 2,707,852 shares of Common Stock, and seven-year warrants to purchase an aggregate of 1,353,925 shares at an exercise price of $3.04 per share, and issued 90,007 shares of Common Stock to a former creditor of Rapor. The issuance were exempt from registration under the Securities Act pursuant to Rule 506 of Regulation D promulgated thereunder.

On October 29, 2004, in a private placement exempt from registration under Section 4(2) of the Securities Act, we sold 23 “Units” for an aggregate purchase price of $1,150,000, to a group of five purchasers, all of whom are our affiliates. Each Unit consisted of $50,000 principal amount of 12% Subordinated Secured Promissory Notes, and the right to be issued warrants to purchase shares of our Common Stock. The Notes were repaid in full in accordance with their terms in December 2004 upon the closing of the December 2004 private placement described above. As a result of the December 2004 private placement, for each $50,000 in principal amount of notes purchased, such purchaser was issued a five-year warrant to purchase 33,333 shares of Common Stock at an exercise price of $1.50 per share.

On November 5, 2004, we entered into a Memorandum of Understanding with E&S International Enterprises, Inc. (“ESI”) under which ESI will be our exclusive distributor to retailers of consumer security products purchased by the Company from manufacturers. Pursuant to the Memorandum of Understanding, we have agreed to issue ESI warrants to purchase 3,000,000 shares of our Common Stock at a price of $1.50 per share. In addition, ESI may be issued up to an additional 3,000,000 shares of common stock upon attaining certain sales goals provided for in the Agreement. These issuances are exempt from registration under Section 4(2) of the Securities Act.

On May 27, 2004, in a transaction exempt from registration under Section 4(2) of the Securities Act, we issued a $5 million secured convertible term note, a $5 million convertible secured convertible revolving note and a $5 million secured minimum borrowing note, to Laurus Master Fund, Ltd. for an aggregate purchase price of $15 million. As part of the transaction, Laurus was also issued a seven-year warrant to purchase 940,000 shares of our Common Stock at a price of $3.50 per share. We agreed to issue a similar warrant to purchase 94,000 shares of Common Stock to a finder. Amounts outstanding under the term note are convertible into Common Stock at Laurus’s option at a conversion price initially equal to $2.70 per share. In addition, subject to (i) having an effective registration statement with respect to the shares of Common Stock underlying the term note, and (ii) limitations based on trading volume of the Common Stock, scheduled principal and interest payments under the term note will be made in shares of Common Stock valued at the conversion price. Amounts outstanding under the revolving and minimum borrowing notes are convertible to Common Stock at Laurus’s option at a conversion price initially equal to $3.38 per share. The conversion prices under the notes are subject to equitable adjustment for stock splits, stock dividends and similar events, and “weighted average” adjustment for future stock issuances (other than stock issuances in specifically excepted transactions).

On February 18, 2004, in a transaction exempt form registration under Section 4(2) of the Securities Act, we issued 10,000 shares of Series D Preferred to Europa International, Inc. in exchange for a $1 million demand convertible grid note we had issued to Thinking Technologies in November 2000 (which had been transferred to Europa) and other indebtedness of ours to Europa in the aggregate amount of approximately $90,000. The shares of Series D Preferred Stock converted into an aggregate of 1,187,983 shares of Common Stock in April 2004 when we effected a one-for-65 reverse stock split and increased our shares of authorized Common Stock to 75,000,000.

On February 20, 2004 we issued 1,000,000 shares of Series E Preferred Stock to the former stockholders of GVI Security, Inc. in connection with the merger in a transaction that was exempt from registration pursuant to Regulation D under the Securities Act. The shares of Series E Preferred Stock converted into an aggregate of 28,214,587 shares of Common Stock in April 2004 when we effected a one-for-65 reverse stock split and increased our shares of authorized Common Stock to 75,000,000.

We have issued options to purchase shares of our Common Stock from time to time under our 2004 Long-Term Incentive Plan. The exercise prices of such options are equivalent to the fair market value of our Common Stock on the respective grant dates. Such stock option grants were exempt from registration pursuant to Section 4(2) of the Securities Act. Except for options issued to Thomas Wade to purchase 1,975,020 shares of Common Stock under the Plan, none of these options have been exercised. Mr. Wade recently exercised his stock option and we intend to issue the shares he is entitled to upon such exercise shortly. The exercise price for the options ($.3185 per share) was paid by deemed delivery of 419,363 shares of Common Stock held by Mr. Wade prior to the exercise. Mr. Wade has also elected to pay withholding taxes with 477,813 shares of Common Stock. Accordingly, we will issue Mr. Wade 1,077,644 shares of Common Stock as a result of his exercising the stock option. The issuance of these shares of Common Stock to Mr. Wade is exempt from registration pursuant to Section 4(2) of the Securities Act.

Item 27 - Exhibits.

The following exhibits are filed with this document:

Exhibit Number	Exhibit Title

2.1	Agreement and Plan of Merger, dated as of February 19, 2004, by and among Thinking Tools, Inc., GVI Security, Inc., and GVI Security Acquisition Corp. *

2.2	Agreement and Plan of Merger, dated as of June 30, 2004, by and among GVI Security Solutions, Inc., Rapor, Inc., and Rapor Acquisition Corp.####

3.1	Certificate of Incorporation and Amendments of GVI Security Solutions, Inc.**

3.2	By-Laws of GVI Security Solutions, Inc. Inc.***

3.4	Certificate of the Designations, Powers, Preferences and Rights of the Series B Convertible Preferred Stock of Thinking Tools, Inc.****

4.1	2004 Long-Term Stock Incentive Plan #

4.2	Securities Purchase Agreement, dated May 27, 2004, by and between GVI Security Solutions, Inc. and Laurus Master Fund, Ltd. ##

4.3	Secured Convertible Term Note, dated May 27, 2004, made by GVI Security Solutions, Inc. to Laurus Master Fund, Ltd. ##

4.4	Common Stock Purchase Warrant, dated May 27, 2004, issued to Laurus Master Fund, Ltd. ##

4.5	Security Agreement, dated May 27, 2004, by and between GVI Security Solutions, Inc. and Laurus Master Fund, Ltd. ##

4.6	Secured Convertible Minimum Borrowing Note, dated May 27, 2004, made by GVI Security Solutions, Inc. to Laurus Master Fund, Ltd. ##

4.7	Secured Revolving Note, dated May 27, 2004, made by GVI Security Solutions, Inc. to Laurus Master Fund, Ltd. ##

4.8	Registration Rights Agreement, dated May 27, 2004, by and between GVI Security Solutions, Inc. and Laurus Master Fund, Ltd. ##

4.9	Master Security Agreement, dated May 27, 2004, by GVI Security Solutions, Inc. and GVI Security, Inc. in favor of Laurus Master Fund, Ltd. ##

4.10	Subsidiary Guarantee, dated May 27, 2004, by GVI Security, Inc. in favor of Laurus Master Fund, Ltd. ##

4.11	Stock Pledge Agreement, dated May 27, 2004, by and among GVI Security Solutions, Inc. and Laurus Master Fund, Ltd. ##

4.12	Registration Rights Agreement, dated as of February 19, 2004, by and among the Registrant and the stockholders of the Registrant party thereto.*

4.13	Registration Rights Agreement, dated as of July, 2004, by and among the GVI Security Solutions, Inc. and the former stockholders of Rapor.####

4.14	Form of Subscription Agreement for Units purchased by investors in October 2004 Bridge Financing+

4.15	Form of Warrant issued to investors in October 2004 Bridge Financing+

4.16	Security Purchase Agreement, dated as of December 21, 2004, by and among GVI Security Solutions, Inc. and the Purchasers listed on Schedule A thereto.+++

5.1	Opinion of Kronish Lieb Weiner & Hellman LLP (previously filed)

10.1	Distributor Agreement between Samsung Electronics Co., Ltd. and GVI Security, Inc. ***

10.2	Executive Employment Agreement, dated as of January 24, 2005, by and between the Registrant and Nazzareno E. Paciotti (filed herewith)

10.3	Consulting Agreement, dated as of February 17, 2004, by and between the Registrant and November Group, Ltd. #

10.4	Consulting Agreement, dated as of February 18, 2004, by and between the Registrant and Europa International, Inc. ***

10.5	Commercial Industrial Lease Agreement, effective as of April 1, 2004, between, CSHV Texas Industrial, L.P., as Landlord, and GVI Security, Inc., as Tenant ***

10.6	Settlement Agreement and General Release, dated as of October 13, 2004, between the Registrant, GVI Security, Inc., William A. Teitelbaum and Alarmax Distributors, Inc. ***

10.7	Mutual Separation Agreement, dated as of September 30, 2004, by and among GVI Security, Inc., GVI Security Solutions, Inc. and Thomas Wade. ####

10.8	Memorandum of Understanding dated November 5, 2005 between GVI Security Solutions, Inc. and E&S International Enterprises, Inc.++

21	Subsidiaries of the Registrant (previously filed)

23.1	Consent of Kronish Lieb Weiner & Hellman LLP (included in Exhibit 5.1).

23.2	Consent of Mercadien, P.C. (filed herewith).

23.3	Consent of Weaver and Tidwell, L.L.P. (filed herewith).

23.4	Consent of Kellogg & Andelson Accountancy Corporation (filed herewith).

*	Incorporated by reference to the similarly described exhibit previously filed as an exhibit to Registrant’s Current Report on Form 8-K, as filed with the SEC on February 27, 2004.

**
Incorporated by reference to the similarly described exhibit previously filed as an exhibit to Registrant’s Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004, filed with the Securities and Exchange Commission on May 24, 2004.

***	Incorporated by reference to the similarly described exhibit previously filed as an exhibit to our Registration Statement on Form SB-2 (Registration No. 33-11321).

****	Incorporated by reference to the similarly described exhibit previously filed as an exhibit to Registrant’s Current Report on Form 8-K, as filed with the SEC on March 22, 2000.

#
Incorporated by reference to the similarly described exhibit previously filed as an exhibit to Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2004, filed with the Securities and Exchange Commission on April 14, 2004.

##	Incorporated by reference to the similarly described exhibit previously filed as an exhibit to Registrant’s Current Report on Form 8-K, as filed with the SEC on June 7, 2004.

###	Incorporated by reference to the similarly described exhibit previously filed as an exhibit to Registrant’s Current Report on Form 8-K, as filed with the SEC on June 8, 2004.

####	Incorporated by reference to the similarly described exhibit previously filed as an exhibit to Registrant’s Current Report on Form 8-K, as filed with the SEC on October 19, 2004.

+	Incorporated by reference to the similarly described exhibit previously filed as an exhibit to Registrant’s Current Report on Form 8-K, as filed with the SEC on December 13, 2004.

++	Incorporated by reference to the similarly described exhibit previously filed as an exhibit to Registrant’s Current Report on Form 8-K, as filed with the SEC on November 9, 2004.

+++	Incorporated by reference to the similarly described exhibit previously filed as an exhibit to Registrant’s Current Report on Form 8-K, as filed with the SEC on December 30, 2004.

Item 28 - Undertakings.

The undersigned registrant hereby undertakes:

(1)    To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i)    Include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)   Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of the securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)   Include any additional or changed material information on the plan of distribution;

(2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the bona fide offering thereof.

(3)    To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

Insofar as indemnification arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned in the city of New York, State of New York, on April 19, 2005.

GVI SECURITY SOLUTIONS, INC.

By:	/s/ Nazzareno E. Paciotti
Nazzareno E. Paciotti
Chief Executive Officer and Chief Financial Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Nazzareno E. Paciotti	Chief Executive Officer (Principal Executive Officer), Chief Financial Officer (Principal Accounting and	April 19, 2005
Nazzareno E. Paciotti	Financial Officer), and Director

/s/ Howard Safir	Chairman of the Board of Directors	April 19, 2005
Howard Safir

/s/ Richard Berman	Director	April 19, 2005
Richard Berman

/s/ Bruce Galloway	Director	April 19, 2005
Bruce Galloway

/s/ Fred Gluck	Director	April 19, 2005
Fred Gluck

/s/ Joseph Rosetti	Director	April 19, 2005
Joseph Rosetti

/s/ Moshe Zarmi	Director	April 19, 2005
Moshe Zarmi